Exhibit 2.1

EXECUTION VERSION

SECURITIES PURCHASE AGREEMENT

by and among

PURGE RITE INTERMEDIATE, LLC,

PURGE RITE HOLDINGS, LLC

And

VERTIV CORPORATION

October 31, 2025

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ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		23

5.1	Organization and Corporate Power	23
5.2	Authorization: Valid and Binding Agreement	23
5.3	No Breach	24
5.4	Governmental Consents	24
5.5	Litigation	24
5.6	Brokerage	24
5.7	Investment Representation	24
5.8	Financing	24
5.9	Solvency	25

ARTICLE 6 COVENANTS OF THE COMPANY AND THE SELLER		25

6.1	Conduct of the Business	25
6.2	Access to Books and Records	26
6.3	Seller Confidentiality	26
6.4	Conditions	26
6.5	Notification	26
6.6	Exclusive Dealing	27
6.7	D&O Tail Coverage	27
6.8	280G Vote	28
6.9	401(k) Termination	28
6.10	Payment Spreadsheet	28

ARTICLE 7 COVENANTS OF THE PURCHASER		29

7.1	Access to Books and Records	29
7.2	Director and Officer Liability and Indemnification	29
7.3	Employment and Benefit Arrangements	29
7.4	Conditions	30

ARTICLE 8 JOINT COVENANTS OF THE PURCHASER, SELLER AND COMPANY		31

8.1	Regulatory Filings	31
8.2	Contact with Customers, Suppliers and other Business Relations	32

ARTICLE 9 TERMINATION		32

9.1	Termination	32
9.2	Effect of Termination	32

ARTICLE 10 ADDITIONAL COVENANTS		33

10.1	Tax Matters	33
10.2	No Survival; Certain Waivers.	35
10.3	Acknowledgment.	36
10.4	Further Assurances	38
10.5	Consents	38
10.6	Disclosure Generally	38
10.7	Releases	38
10.8	R&W Policy	39

ARTICLE 11 DEFINITIONS		39

11.1	Definitions	39
11.2	Other Definitional Provisions	49

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ARTICLE 12 MISCELLANEOUS		50

12.1	Press Releases and Communications	50
12.2	Expenses	50
12.3	Notices	50
12.4	Assignment	51
12.5	Severability	51
12.6	References	51
12.7	Construction	52
12.8	Amendment and Waiver	52
12.9	Complete Agreement	52
12.10	Third-Party Beneficiaries	52
12.11	Waiver of Trial by Jury	52
12.12	Purchaser Deliveries	53
12.13	Specific Performance	53
12.14	Non-Recourse	53
12.15	Electronic Delivery	54
12.16	Counterparts	54
12.17	Governing Law	54
12.18	Consent to Jurisdiction	54
12.19	Prevailing Party	55
12.20	Post-Closing Attorney-Client Matters	55

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EXHIBITS

Exhibit A	Form of Assignment of Interests
Exhibit B	Form of Closing Certificate of the Company
Exhibit B-1	Form of Closing Certificate of the Seller
Exhibit C	Form of Closing Certificate of the Purchaser
Exhibit D	Form of Escrow Agreement
Exhibit E	Form of R&W Policy

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SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of October 31, 2025 is made by and among Vertiv Corporation, an Ohio corporation (the “Purchaser”), Purge Rite Intermediate, LLC, a Delaware limited liability company (the “Company”), and Purge Rite Holdings, LLC a Delaware limited liability company (the “Seller”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article 11.

RECITALS

A. As of the date hereof, the Seller owns all of the Interests.

B. Subject to the terms and conditions of this Agreement, the Purchaser desires to purchase from the Seller, and the Seller desires to sell to the Purchaser, all of the Interests.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

PURCHASE AND SALE OF THE INTERESTS

1.1 Purchase and Sale of Interests. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Seller shall sell, assign, transfer and convey to the Purchaser, and the Purchaser shall purchase and acquire from the Seller, all of the Interests, in exchange for the aggregate payment of the Estimated Purchase Price.

1.2 Purchase Price.

(a) The “Purchase Price” means an amount equal to (i) the Base Purchase Price, plus (ii) the amount by which Closing Net Working Capital exceeds the Upper Target Net Working Capital, if any, minus (iii) the amount by which the Lower Target Net Working Capital exceeds Closing Net Working Capital, if any, plus (iv) the amount of Closing Cash, minus (v) the outstanding amount of Closing Indebtedness, and minus (vi) the amount of Closing Transaction Expenses.

(i) As additional consideration for the purchase of the Interests, the Seller will be entitled to receive the Earnout Amount, if any, subject to the terms of Section 1.6.

(b) No later than three Business Days prior to the Closing, the Company shall deliver to the Purchaser (x) the Company’s good faith estimate of (A) the Closing Net Working Capital (the “Estimated Net Working Capital”), (B) the Closing Cash (the “Estimated Cash”), (C) the Closing Indebtedness (the “Estimated Indebtedness”), (D) the Closing Transaction Expenses (the “Estimated Transaction Expenses”), and (E) the Estimated Purchase Price (such statement, the “Estimated Closing Statement”). “Estimated Purchase Price” means an amount equal to (1) the Base Purchase Price, plus (2) the amount by which Estimated Net Working Capital exceeds the Upper Target Net Working Capital, if any, minus (3) the amount by which the Lower Target Net Working Capital exceeds Estimated Net Working Capital, if any, plus (4) the amount of Estimated Cash, minus (5) the amount of Estimated Indebtedness and, minus (6) the amount of Estimated Transaction Expenses and (y) a list containing (A) the name of each Optionholder, (B) the portion of the Option Proceeds each such Optionholder will be entitled to receive as a result of the Closing (including breakdown calculations by Optionholder of the amounts required to be withheld therefrom under applicable Law (including the employer-paid portion of any employment or payroll, social security, unemployment or similar Taxes) that become payable in connection with the payment thereof) and (C) the percentage of the Adjustment Escrow Amount, any payment pursuant to Sections 1.5(b) or 1.5(c), and the Earnout Amount allocable to such Optionholder (the “Payment Spreadsheet”).

1.3 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely by exchange of electronic signature pages on the second Business Day following full satisfaction or waiver of all of the closing conditions set forth in Article 2 (other than those to be satisfied at the Closing, but subject to the satisfaction of those conditions at the Closing) or on such other date as is mutually agreeable to the Purchaser and the Seller. The date and time of the Closing are referred to herein as the “Closing Date”, and the Closing will be deemed to have occurred as of 12:01 A.M. Central Time on the Closing Date.

1.4 The Closing Transactions. Subject to the terms and conditions set forth in this Agreement, the parties hereto shall consummate the following transactions on the Closing Date:

(a) the Seller shall deliver to the Purchaser evidence of assignment of the Interests to the Purchaser in the form attached hereto as Exhibit A;

(b) the Purchaser shall pay, or cause to be paid, to the Seller the Estimated Purchase Price, less the Adjustment Escrow Amount, by wire transfer of immediately available funds to the account(s) designated by the Seller (which account(s) and amounts shall be designated by the Seller to the Purchaser in writing at least three Business Days before the Closing Date);

(c) the Company shall deliver to the Purchaser appropriate payoff letters from the holders of Indebtedness set forth on Schedule 1.4(c) in form and substance reasonably acceptable to the Purchaser (the “Payoff Letters”);

(d) the Purchaser shall repay, or cause to be repaid, on behalf of the Company, all amounts necessary to discharge fully the then outstanding balance of all Indebtedness set forth on Schedule 1.4(c), by wire transfer of immediately available funds to the account(s) designated in the Payoff Letters;

(e) the Purchaser shall deposit, or cause to be deposited, the Adjustment Escrow Amount out of the Estimated Purchase Price by wire transfer of immediately available funds to the Escrow Agent;

(f) the Company shall deliver to the Purchaser invoices with respect to the Estimated Transaction Expenses from the Persons set forth on Schedule 1.4(f) in form and substance reasonably acceptable to the Purchaser;

(g) the Purchaser shall pay, or cause to be paid, on behalf of the Company, all amounts necessary to discharge fully the then outstanding balance of all Estimated Transaction Expenses, by wire transfer of immediately available funds, to the account(s) designated by each Person to whom such Estimated Transaction Expenses are to be paid; provided that any amounts treated as wages for income Tax purposes (including, for the avoidance of doubt, the Option Proceeds) shall be paid to the Company or its applicable Subsidiary, which shall pay such amounts, less any applicable withholding Taxes as set forth on the Payment Spreadsheet, to such recipients through its payroll system promptly following the Closing Date but in any event not later than the next normal payroll date of the Company that follows the Closing Date; and

(h) the Purchaser and the Seller shall make such other deliveries as are required by Article 2.

1.5 Purchase Price Adjustments.

(a) As promptly as possible, but in any event within 90 days after the Closing Date, the Purchaser will deliver to the Seller a statement showing the calculation of the Closing Net Working Capital, Closing Cash, Closing Indebtedness, Closing Transaction Expenses and a calculation of the Purchase Price (the “Preliminary Closing Statement”). The Closing Net Working Capital, Closing Cash, Closing Indebtedness and Closing Transaction Expenses shall each be determined on a consolidated basis in accordance with the definitions set forth in this Agreement and the Agreed Accounting Principles. The parties agree that the purpose of determining the Closing Net Working Capital, Closing Cash, Closing Indebtedness and Closing Transaction Expenses and the related purchase price adjustments contemplated by this Section 1.5(a) is to measure changes in Closing Net Working Capital and the levels of Closing Cash, Closing Indebtedness and Closing Transaction Expenses, and such processes are not intended to (i) permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of determining the Closing Net Working Capital, Closing Cash, Closing Indebtedness or Closing Transaction Expenses than are set forth in this Agreement or (ii) adjust for errors or omissions that may be found with respect to the Latest Balance Sheet or any other balance sheet referenced in Section 3.5 or any inconsistencies between the Latest Balance Sheet, the Preliminary Closing Statement or any other balance sheet referenced in Section 3.5 and GAAP. After delivery of the Preliminary Closing Statement, the Purchaser shall give the Seller and its representatives reasonable access to review the Purchaser’s and the Company’s and the Operating Company’s books and records and work papers related to the preparation of the Preliminary Closing Statement. The Seller and its representatives may make inquiries of the Purchaser, the Company and their respective accountants regarding questions concerning or disagreements with the Preliminary Closing Statement arising in the course of its review thereof, and the Purchaser shall use its, and shall cause the Company to use its, commercially reasonable efforts to cause any such accountants to cooperate with and respond to such inquiries. If the Seller has any objections to the Preliminary Closing Statement, the Seller shall deliver to the Purchaser a statement setting forth its objections thereto (an “Objections Statement”). If the Purchaser fails to timely deliver the Preliminary Closing Statement in accordance with this Section 1.5(a), then the Seller may, in its sole discretion, by written notice to Purchaser delivered not later than 5 Business Days after the due date of the Preliminary Closing Statement (i) deem the Estimated Closing Statement to be the final and binding statement of the calculation of the Purchase Price or (ii) deem that the Estimated Closing Statement is the Preliminary Closing Statement and deliver an Objections Statement with respect thereto in accordance with this Section 1.5(a) (which such Objections Statement shall be delivered not later than 30 days after delivery of such written notice to Purchaser to be considered timely). If an Objections Statement is not delivered to the Purchaser within 30 days after delivery of the Preliminary Closing Statement, the Preliminary Closing Statement shall be final, binding and non-appealable by the parties hereto. The Seller and the Purchaser shall negotiate in good faith to resolve any such objections, but if they do not reach a final resolution within 30 days after the delivery of the Objections Statement, the Seller and the Purchaser shall submit such dispute to Grant Thornton LLP or such other mutually acceptable nationally recognized firm of independent certified public accountants (the “Dispute Resolution Firm”). Any submissions to the Dispute Resolution Firm must be written and delivered to each party to the dispute and neither the Purchaser or the Seller nor any of their respective representatives shall have any ex parte communications or meetings with the Dispute Resolution Firm regarding the subject matter hereof without the other party’s prior written consent. The Dispute Resolution Firm shall consider only those items and amounts which are identified in the Objections Statement and which are not resolved in writing by the Seller and the Purchaser prior to submission to the Dispute Resolution Firm. The Dispute Resolution Firm’s determination will be based solely on the provisions of this Agreement, including the Agreed Accounting Principles and the definitions contained herein and will be limited to whether the preparation of the

Preliminary Closing Statement and the calculation of Closing Net Working Capital, Closing Cash, Closing Indebtedness Closing Transaction Expenses, and the Purchase Price, as applicable, were done in a manner consistent with this Agreement, including the Agreed Accounting Principles and the definitions contained herein. The Seller and the Purchaser shall use their commercially reasonable efforts to cause the Dispute Resolution Firm to resolve all disagreements as soon as practicable and in any event within 30 days after the submission of any dispute to the Dispute Resolution Firm. The Dispute Resolution Firm shall act as an expert and not as an arbitrator. Further, the Dispute Resolution Firm’s determination shall be based solely on the written presentations by the Purchaser and the Seller which are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review or investigation). In resolving any disputed item, the Dispute Resolution Firm shall not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The resolution of the dispute by the Dispute Resolution Firm shall be final, binding and non-appealable on the parties hereto, absent manifest mathematical error. The costs and expenses of the Dispute Resolution Firm shall be allocated based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party in the presentation to the Dispute Resolution Firm. For example, if the Seller submits an Objections Statement for $1,000, and if the Purchaser contests only $500 of the amount claimed by the Seller, and if the Dispute Resolution Firm ultimately resolves the dispute by awarding the Seller $300 of the $500 contested, then the costs and expenses of the Dispute Resolution Firm will be allocated 60% (i.e., 300/500) to the Purchaser and 40% (i.e., 200/500) to the Seller. The Preliminary Closing Statement shall be revised as appropriate to reflect the resolution of any objections thereto pursuant to this Section 1.5, and, as so revised, such Preliminary Closing Statement shall be deemed to set forth the Closing Net Working Capital, Closing Cash, Closing Indebtedness, Closing Transaction Expenses, and the Purchase Price, in each case, for all purposes hereunder.

(b) Payment of the Purchase Price Adjustment.

(i) If the Purchase Price as finally determined pursuant to Section 1.5(a) is greater than the Estimated Purchase Price, the Purchaser shall promptly pay to the Seller the amount of such excess pursuant to Section 1.5(c); provided, that the portion of such excess amount constituting Option Proceeds (as determined solely based on the Payment Spreadsheet) and the Employer Tax Amount shall be delivered to the Company or its applicable Subsidiary, which shall pay such Option Proceeds to such Optionholders in accordance with the Payment Spreadsheet, less any applicable withholding Taxes, through its payroll system promptly following delivery of the applicable payment amount to Seller pursuant to Section 1.5(c) and deliver the Employer Tax Amount to the appropriate Governmental Authority.

(ii) If the Purchase Price as finally determined pursuant to Section 1.5(a) is less than the Estimated Purchase Price, the Seller and the Purchaser shall promptly deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver an amount equal to the amount by which such Purchase Price as finally determined is less than the Estimated Purchase Price to the Purchaser from the Adjustment Escrow Funds.

(c) The Purchaser shall promptly (but in any event within three Business Days) deliver to the Seller any amounts determined pursuant to Section 1.5(b) to be due from the Purchaser by wire transfer of immediately available funds to an account or accounts designated by the Seller at least three Business Days prior to the due date thereof. The Seller and the Purchaser shall promptly (but in any event within three Business Days) deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to pay from the Adjustment Escrow Funds, to an account or accounts designated by the Purchaser an amount equal to any amounts determined pursuant to Section 1.5(b)(i) to be due to the Purchaser. The Adjustment Escrow Funds shall be the Purchaser’s sole recourse with respect to, and the exclusive source of funds for, any payments required to be made to Purchaser pursuant to this Section 1.5(b). Immediately following payment of any amounts determined pursuant to Section 1.5(b) to be owing to the Purchaser (if any), the Seller and the Purchaser shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver (x) to the Company or its applicable Subsidiary the portion of remaining Adjustment Escrow Funds (if any) constituting Option Proceeds (as determined solely based on the Payment Spreadsheet) and the Employer Tax Amount, and the Company or its applicable Subsidiary shall pay such Option Proceeds to such Optionholders in accordance with the Payment Spreadsheet, less any applicable withholding Taxes, through its payroll system promptly following delivery of the such amount by the Escrow Agent to the Company or its applicable Subsidiary and deliver the Employer Tax Amount to the appropriate Governmental Authority, and (y) to the Seller all remaining Adjustment Escrow Funds (if any) to an account or accounts designated by the Seller, in accordance with the terms of the Escrow Agreement. In the event that the Purchase Price as finally determined pursuant to Section 1.5(a) is greater than the Estimated Purchase Price, the Seller and the Purchaser shall promptly (but in any event within 3 Business Days) deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to pay all Adjustment Escrow Funds to an account or accounts designated by the Seller.

(d) The Purchaser and the Seller agree that the procedures set forth in this Section 1.5 for resolving disputes with respect to the Preliminary Closing Statement shall be the sole and exclusive method for resolving any such disputes, regardless of whether any underlying facts and circumstances related to such items constitute a breach of any representations or warranties set forth in this Agreement; provided that this provision shall not prohibit either party from instituting litigation to enforce any final determination of the Purchase Price by the Dispute Resolution Firm pursuant to Section 1.5(a) in any court of competent jurisdiction in accordance with Section 12.18. It is the intent of the parties to have any final determination of the Purchase Price by the Dispute Resolution Firm proceed in an expeditious manner; provided, however, any deadline or time period contained herein may be extended or modified by the written agreement of the Seller and the Purchaser, and the Seller and the Purchaser agree that the failure of the Dispute Resolution Firm to strictly conform to any deadline or time period contained herein shall not be a basis for seeking to overturn any determination rendered by the Dispute Resolution Firm which otherwise conforms to the terms of this Section 1.5.

(e) The process set forth in this Section 1.5 shall be the sole and exclusive remedy of the parties hereto for any disputes related to items required to be included or reflected in the calculation of Closing Net Working Capital, Closing Cash, Closing Indebtedness and/or Closing Transaction Expenses , regardless of whether any underlying facts and circumstances related to such items constitute a breach of any representations or warranties set forth in this Agreement.

1.6 Earnout.

(a) Not later than 90 days following the last day of the Earnout Period, Purchaser shall deliver or cause to be delivered to Seller a written statement setting forth Purchaser’s good faith determination of Gross Profit and the resulting Earnout Amount (the “Earnout Statement”). The calculations of Gross Profit and the Earnout Amount shall each be determined in accordance with the definitions set forth in this Agreement. After delivery of the Earnout Statement, the Purchaser shall give the Seller and its representatives reasonable access to review the Purchaser’s and the Company’s and the Operating Company’s books and records and work papers related to the preparation of or relevant to the determination of Gross Profit and the Earnout Amount. The Seller and its representatives may make inquiries of the Purchaser, the Company and their respective accountants regarding questions concerning or disagreements with the Earnout Statement arising in the course of its review thereof, and the Purchaser shall use its, and shall cause the Company to use its, commercially reasonable efforts to cause any such accountants to cooperate with and respond to such inquiries.

(b) If the Seller has any objections to the Earnout Statement, the Seller shall deliver to the Purchaser a written statement setting forth its objections thereto not later than 30 days after delivery of the Earnout Statement by Purchaser (an “Earnout Objections Statement”). If the Purchaser fails to timely deliver the Earnout Statement in accordance with Section 1.6(a), then the Seller may prepare and deliver to Purchaser a draft Earnout Statement (the “Seller Earnout Statement”) that is deemed to be the Earnout Statement for purposes hereof and, in such event, the provisions hereof shall apply, mutatis mutandis, to the Purchaser’s review of such Earnout Statement. If an Earnout Objections Statement is not delivered to the Purchaser, the Earnout Statement delivered by Purchaser shall be final, binding and non- appealable by the parties hereto. If Seller delivers a Seller Earnout Statement to Purchaser to which Purchaser has any objections, Purchaser shall deliver to Seller a written statement setting forth its objections thereto not later than 30 days after delivery of the Seller Earnout Statement.

(c) If the Seller shall timely deliver an Earnout Objections Statement or if Purchaser shall timely deliver a written objection to a Seller Earnout Statement, Seller and the Purchaser shall negotiate in good faith to resolve any such objections, but if they do not reach a final resolution within 30 days after the delivery of the Earnout Objections Statement or Purchaser’s statement of objection to a Seller Earnout Statement, the Seller and the Purchaser shall submit such dispute to the Dispute Resolution Firm. Any submissions to the Dispute Resolution Firm must be written and delivered to each party to the dispute and neither the Purchaser or the Seller nor any of their respective representatives shall have any ex parte communications or meetings with the Dispute Resolution Firm regarding the subject matter hereof without the other party’s prior written consent. The Dispute Resolution Firm shall consider only those items and amounts which are identified in the Earnout Objections Statement and which are not resolved in writing by the Seller and the Purchaser prior to submission to the Dispute Resolution Firm. The Dispute Resolution Firm’s determination will be based solely on the provisions of this Agreement, including Schedule 1.6 and will be limited to whether the determination of Gross Profit and the resulting Earnout Amount were made in a manner consistent with this Agreement, including Schedule 1.6 and the definitions contained in this Agreement. The Seller and the Purchaser shall use their commercially reasonable efforts to cause the Dispute Resolution Firm to resolve all disagreements as soon as practicable and in any event within 30 days after the submission of any dispute to the Dispute Resolution Firm. The Dispute Resolution Firm shall act as an expert and not as an arbitrator. Further, the Dispute Resolution Firm’s determination shall be based solely on the written presentations by the Purchaser and the Seller which are in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review or investigation). In resolving any disputed item, the Dispute Resolution Firm shall not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The resolution of the dispute by the Dispute Resolution Firm shall be final, binding and non-appealable on the parties hereto, absent manifest mathematical error. The costs and expenses of the Dispute Resolution Firm shall be allocated based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party in the presentation to the Dispute Resolution Firm. For example, if the Seller submits an Earnout Objections Statement for $1,000, and if the Purchaser contests only $500 of the amount claimed by the Seller, and if the Dispute Resolution Firm ultimately resolves the dispute by awarding the Seller $300 of the $500 contested, then the costs and expenses of the Dispute Resolution Firm will be allocated 60% (i.e., 300/500) to the Purchaser and 40% (i.e., 200/500) to the Seller.

(d) Not later than 15 calendar days following the date on which the Earnout Amount becomes final pursuant to Section 1.6(a), Section 1.6(c), or otherwise by a writing signed by each of Purchaser and Seller, Purchaser shall pay to Seller such Earnout Amount (such date, the “Earnout Payment Date”), if any, by wire transfer of immediately available funds to an account or accounts designated in writing by the Seller; provided, that the portion of such Earnout Amount constituting Option Proceeds (as determined solely based on the Payment Spreadsheet) and the Employer Tax Amount shall be delivered by Purchaser to the Company or its applicable Subsidiary, which shall pay such Option Proceeds to such Optionholders in accordance with the Payment Spreadsheet, less any applicable withholding Taxes, through its payroll system promptly following the Earnout Payment Date but in any event not later than the next normal payroll date of the Company that follows the Earnout Payment Date and deliver the Employer Tax Amount to the appropriate Governmental Authority. In the event that the Earnout Amount is not paid to, or as directed by Seller, on or prior to the Earnout Payment Date, then the Earnout Amount shall accrue interest at a rate of 10% per annum from the last day of the Earnout Period until the date of payment.

(e) From and after the Closing and through the Earnout Period, Purchaser will, and will cause each of its Affiliates (including the Company) to, act in good faith with respect to this Section 1.6, and will not act or fail to act with the primary purpose of avoiding payment or reducing the Gross Profit or the Earnout Amount, provided, that, other than with respect to the obligations of the Purchaser set forth in this Section 1.6, Purchaser shall be permitted to conduct the Flushing Business following the Closing in its good faith discretion; provided, however, that, during the Earnout Period, Purchaser shall use commercially reasonable efforts to continue to operate the Flushing Business, including by (i) maintaining the name “Purge Rite” (or derivative thereof) as a component of any rebranding of the Company or Operating Company or services they provide, and (ii) providing or causing the Company to provide sufficient personnel and managerial support, consistent with the conduct (as understood by Purchaser) of the Flushing Business as it was conducted on or prior to the Closing Date. Purchaser agrees that, during the Earnout Period, Purchaser shall not outsource components of the Flushing Business currently provided by the Company or the Operating Company to any third-party (such as re-rent equipment or water-haul off or treatment) unless and to the extent that the revenue generated from such components is taken into account in the calculation of Gross Profit. Purchaser shall cause the Company to maintain a financial record keeping system that enables Purchaser and the Company to separately account for the components of Gross Profit. Prior to the end of the Earnout Period, except in connection with a sale or transfer covered under Section 1.6(f) or as Purchaser and Seller may otherwise agree in writing, Purchaser shall not, and Purchaser shall cause the Company and the Operating Company and each of their respective officers, managers and employees not to (A) sell, assign, transfer, convey, lease or otherwise dispose of any material assets, Contracts, properties or business of the Company or the Operating Company other than in the Ordinary Course of Business or (B) transfer any material Contracts or divert any business or arrangements relating to the Flushing Business from the Company or the Operating Company, in each case, in a manner that would likely reduce Gross Profit; provided however, nothing herein shall be deemed to restrict or limit the ability of Purchaser and its affiliates from continuing to provide services on the projects set forth on Schedule 11.1(c).

(f) If, prior to the end of the Earnout Period, Purchaser sells or transfers (x) (by stock sale, merger or otherwise) a majority of the equity interests of the Company or the Operating Company to any Person or (y) all or substantially all of the assets of the Operating Company are sold or transferred to any Person (other than an Affiliate of Purchaser), then Purchaser shall pay by wire transfer of immediately available funds the maximum Earnout Amount, to the extent not already paid, promptly (and in no event later than one Business Day) after the closing of such transaction to an account or accounts designated in writing by the Seller; provided, that the portion of such Earnout Amount constituting Option Proceeds (as determined solely based on the Payment Spreadsheet) and the Employer Tax Amount shall be delivered by Purchaser to the Company or its applicable Subsidiary, which shall pay such Option Proceeds to such Optionholders in accordance with the Payment Spreadsheet, less any applicable withholding Taxes, through its payroll system promptly following the due date for such payment pursuant to this Section 1.6(f) but in any event not later than the next normal payroll date of the Company that follows such date and deliver the Employer Tax Amount to the appropriate Governmental Authority.

(g) Purchaser agrees to deliver to Seller its then-current good faith calculation of the Gross Profit (including reasonable support for such calculation) no later than 30 calendar days following the last day of each calendar quarter ending prior to the quarter in which the last day of the Earnout Period occurs.

(h) Seller understands and agrees that (i) the rights to receive any amount pursuant to this Section 1.6 shall not be represented by any form of certificate or other instrument, are not transferable, and do not constitute an equity or ownership interest in Purchaser or the Company and (ii) Seller shall not have any rights as a securityholder (including, dividend rights, voting rights, liquidation rights, preemptive rights or other rights common to holders of capital stock) of Purchaser or the Company as a result of Seller’s right to receive any amount hereunder.

(i) Seller acknowledges that upon and following the Closing (i) there is no assurance that the Seller will earn and be entitled to any specific payment under this Section 1.6, and Purchaser has not promised or projected any such payments, nor is Purchaser obligated to operate the Company and the Flushing Business in order to maximize any such payment, (ii) Purchaser does not owe any fiduciary or other duty to Seller with respect to Seller earning such additional payments, except for those agreements set forth in this Section 1.6, (iii) Purchaser and Seller solely intend that the express provisions of this Agreement shall govern their contractual relationship with respect to such potential additional Purchase Price amounts or Earnout Amount and (iv) subject to the express terms of this Agreement, subsequent to the Closing, Purchaser shall have sole discretion with regard to all matters relating to the operation of the Company and the Flushing Business.

(j) Purchaser shall be entitled to set off, recoup and deduct the amount of any liability or obligation of Seller to Purchaser under Section 10.1(i) against and from the Earnout Amount, if any, provided, that, in no event shall any such set off, recoupment or deduction result in an obligation of Seller to pay Purchaser any negative amount resulting from the reduction of the Earnout Amount, if any, by the amount of such liability or obligation pursuant to Section 10.1(i). Purchaser shall include the amount by which it intends to reduce the Earnout Amount in its Earnout Statement.

1.7 Withholding. The Purchaser shall be entitled to deduct and withhold from any amounts payable under this Agreement such Taxes that are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law, as applicable. Before making any such deduction or withholding, the Purchaser shall provide the Seller with notice of such deduction or withholding that is proposed to be made with three Business Days advance written notice of the intention to make such deduction or withholding, which notice shall include the authority, basis and method of calculation for the proposed deduction or withholding, and the Purchaser shall cooperate with any reasonable request from the Seller to obtain reduction of or relief from such deduction or withholding. To the extent that amounts are so withheld or deducted and timely and properly paid to the appropriate Tax authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE 2

CONDITIONS TO CLOSING

2.1 Conditions to the Purchaser’s Obligations. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver by the Purchaser in writing) of the following conditions as of the Closing Date:

(a)(i) the representations and warranties of the Company set forth Sections 3.1 (Organization and Qualification), 3.2 (Subsidiaries), 3.3(a) (Authorization), 3.3(b) (Valid and Binding Agreement), 3.4 (Interests) and 3.22 (Brokerage) and the representations and warranties of the Seller set forth in Sections 4.1 (Organization and Power), 4.2 (Authorization; Valid and Binding Agreement) and 4.5 (Ownership) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date, except for those representations and warranties that address matters as of any other particular date (in which case such representations and warranties shall have been true and correct in all respects as of such particular date; and (ii) all other representations and warranties of the Company set forth in Article 3 and of the Seller set forth in Article 4 shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date, except in the case of this Section 2.1(a)(ii), (x) to the extent that the failure of such representations and warranties to be true and correct has not in the aggregate resulted in a Material Adverse Effect and (y) for those representations and warranties that address matters as of any other particular date (in which case such representations and warranties shall have been true and correct as of such particular date, except to the extent that the failure of such representations and warranties to have been true and correct as of such particular date has not resulted in a Material Adverse Effect);

(b) the Seller and the Company shall each have performed or complied with in all material respects all the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing;

(c) the applicable waiting periods, if any, under the HSR Act shall have expired or been terminated;

(d) no judgment, decree or order shall have been entered which would prevent the performance of this Agreement or the consummation of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded;

(e) the Escrow Agent and the Seller shall have each executed and delivered signatures to the Escrow Agreement to the Purchaser;

(f) (i) the Company shall have delivered to the Purchaser a certificate of the Company in the form set forth in Exhibit B, dated as of the Closing Date and (ii) the Seller shall have delivered to the Purchaser a certificate of the Seller in the form set forth in Exhibit B-1, dated as of the Closing Date, in each case, stating that the conditions specified in Section 2.1(a) and Section 2.1(b) with respect to the Company or the Seller, as applicable, have been satisfied; and

(g) the Seller shall have delivered to the Purchaser a duly executed IRS Form W-9.

If the Closing occurs, all closing conditions set forth in this Section 2.1 which have not been fully satisfied as of the Closing shall be deemed to have been waived by the Purchaser.

2.2 Conditions to the Company’s and the Seller’s Obligations. The obligations of the Company and the Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver of the following conditions as of the Closing Date:

(a) the representations and warranties of the Purchaser contained in Article 5 that are qualified by materiality shall be true and correct in all respects, and the other representations and warranties of the Purchaser contained in Article 5 will be true and correct in all material respects, as of the Closing Date as though made on and as of the Closing Date, except for those representations and warranties that address matters as of any other particular date (in which case such representations and warranties shall have been true and correct as of such particular date);

(b) the Purchaser shall have performed in all material respects all the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(c) the applicable waiting periods, if any, under the HSR Act shall have expired or been terminated;

(d) no judgment, decree or order shall have been entered which would prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded;

(e) the Escrow Agent and the Purchaser shall have each executed and delivered signatures to the Escrow Agreement to the Seller; and

(f) the Purchaser shall have delivered to the Seller a certificate in the form set forth as Exhibit C, dated as of the Closing Date, stating that the preconditions specified in Section 2.2(a) and Section 2.2(b) have been satisfied.

If the Closing occurs, all closing conditions set forth in this Section 2.2 which have not been fully satisfied as of the Closing shall be deemed to have been waived by the Seller.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchaser that the statements in this Article 3 are correct as of the date of this Agreement, except as set forth in the schedules accompanying this Agreement (each a “Schedule” and, collectively, the “Disclosure Schedules”).

3.1 Organization and Qualification. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. The Operating Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Texas. Each of the Company and the Operating Company is qualified to do business in every jurisdiction in which its ownership of property or the conduct of the business as presently conducted requires it to qualify, except where the failure to be so qualified would not have a Material Adverse Effect. Schedule 3.1 sets forth a list of each jurisdiction in which the Company and the Operating Company are qualified to do business. Complete and correct copies of the organizational documents of the Company and the Operating Company have been provided to Purchaser.

3.2 Subsidiaries. Except for Operating Company, the Company does not have any Subsidiaries. The Company owns all of the outstanding equity interests of the Operating Company. Except as set forth on Schedule 3.2, the Company and each of its Subsidiaries does not own or hold the right to acquire any stock, partnership interest or joint venture interest or other equity ownership interest in any other corporation, organization or entity. All of the equity interests of each Subsidiary of the Company have been duly authorized and validly issued, fully paid and nonassessable (to the extent relevant to such securities) and have not been issued in violation of any preemptive rights, rights of first refusal or similar rights. Except as set forth on Schedule 3.2, there are no outstanding (a) shares of capital stock or other equity interests or voting securities of any Subsidiary of the Company, (b) securities convertible or exchangeable into capital stock of any Subsidiary of the Company, (c) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of any Subsidiary of the Company or (d) stock appreciation, phantom stock, profit participation or similar rights with respect to any Subsidiary of the Company.

3.3 Authorization; Valid and Binding Agreement; No Breach; Governmental Consents.

(a) The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action, and no other proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement.

(b) Assuming that this Agreement is a valid and binding obligation of the other parties hereto, this Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(c) Except as set forth on Schedule 3.3(c), the execution, delivery and performance of this Agreement by the Company does not and the consummation of the transactions contemplated hereby will not (i) assuming that each of the consents, authorizations and approvals referred to in Schedule 3.3(d) (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the notices and filings referred to in Schedule 3.3(d) and under the HSR Act are made and any applicable waiting periods referred to therein have expired, violate any Law applicable to the Company or its Subsidiaries, except, in each case, for any such violations that would not be material to the business of the Company and its Subsidiaries, taken as a whole, (ii) violate the provisions of the Company’s or its Subsidiaries’ certificate of formation or limited liability company agreement (or equivalent organizational documents) or (iii) result in any breach of, constitute a default under, violate, or result in the creation of any Lien upon any assets of the Company or its Subsidiaries under, any Material Contract, except, in each case, for any such violations, breaches, defaults or Liens that would not be material to the business of the Company and its Subsidiaries, taken as a whole.

(d) Except as set forth on Schedule 3.3(d), neither the Company nor any of its Subsidiaries is required to obtain any consent, approval or authorization of any Governmental Authority or submit any notice, report or other filing with any Governmental Authority in connection with the execution, delivery or performance by the Company of this Agreement or the consummation of the transactions contemplated hereby, other than any such consents, approvals, authorizations, notices or filings (i) required under the HSR Act or (ii) that may be required by reason of the Purchaser’s participation in the transactions contemplated hereby.

3.4 Interests. Schedule 3.4(a) sets forth the Company’s issued and outstanding equity securities (the “Interests”). The Seller is the sole record owner of the Interests and owns such Interests free and clear of all Liens other than restrictions imposed by state and federal securities laws. All of the Interests have been validly duly authorized and are validly issued, fully paid and nonassessable. Except as set forth on Schedule 3.4(b), the Company does not have any other equity securities or securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by the Company. Except as set forth on Schedule 3.4(b), there are no outstanding (a) common shares, preferred shares or other equity interests or voting securities of the Company, (b) securities convertible or exchangeable into equity interests of the Company, (c) any options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem equity interests of the Company or (d) stock appreciation, phantom stock, profit participation or similar rights with respect to the Company.

3.5 Financial Statements.

(a) Schedule 3.5(a) consists of (i) the Company’s and its Subsidiaries’ audited consolidated balance sheet as of December 31, 2024, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended and (ii) the Company’s and its Subsidiaries’ unaudited consolidated balance sheet as of September 30, 2025 (the “Latest Balance Sheet”), and statements of operations, stockholders’ equity and cash flows for the nine-month period then ended (the “Interim Financial Statements” and together with the financial statements described in clause (ii), the “Financial Statements”).

(b) The Financial Statements have been prepared in accordance with GAAP, consistently applied throughout the periods indicated, and present fairly in all material respects the financial condition, results of operations and changes in cash flows of the Company and its Subsidiaries (taken as a whole) as of the times and for the periods referred to therein, subject in the case of the Interim Financial Statements to (i) the absence of footnote disclosures and other presentation items and (ii) changes resulting from normal year-end adjustments.

(c) Except as set forth on Schedule 3.5(c), the Company and its Subsidiaries, taken as a whole, do not have any material liabilities of the type required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities (i) reflected or reserved against on the Financial Statements (including any notes thereto), (ii) incurred after the date of the Latest Balance Sheet in the Ordinary Course of Business, (iii) incurred in connection with this Agreement or the transactions contemplated hereby, or (iv) to be included in the computation of Closing Indebtedness, Closing Net Working Capital or Closing Transaction Expenses.

(d) The Company has established and maintains a system of internal controls over financial reporting sufficient to provide reasonable assurance (i) regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with the authorization of the Company’s management and directors, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that would reasonably be expected to have a material effect on the Company’s financial statements.

(e) The books and records of the proceedings of the Company and its Subsidiaries are complete and correct in all material respects and have been maintained in accordance with sound business practices, contain accurate and complete records of all material meetings, and actions taken by written consent of, the members, governors and any committees thereof of the Company and its Subsidiaries. At the Closing, all of those books and records will be in the possession of the Company.

(f) The accounts receivable reflected on the Latest Balance Sheet and the accounts receivable arising after the date thereof (i) have arisen from bona fide transactions entered into in the Ordinary Course of Business; and (ii) constitute only valid, undisputed claims of the Company and its Subsidiaries not subject to claims of set-off or other defenses or counterclaims.

3.6 Absence of Certain Developments. Since the date of the Latest Balance Sheet, there has not been any Material Adverse Effect. Except as set forth on Schedule 3.6 or except as expressly contemplated by this Agreement, since the date of the Latest Balance Sheet to the date hereof, neither the Company nor any of its Subsidiaries has:

(a) amended or modified its certificate of formation or limited liability company agreement (or equivalent governing documents);

(b) sold, assigned or transferred any of its material assets, except in the Ordinary Course of Business;

(c) sold, assigned, transferred or exclusively licensed any Intellectual Property owned by the Company or its Subsidiaries, except in the Ordinary Course of Business;

(d) issued, sold, assigned, pledged, hypothecated or transferred any of its equity interests, securities convertible into its equity interests or other equity securities or warrants, options or other rights to acquire its equity interests, or any bonds or debt securities;

(e) made, or caused to be made, any capital investment in excess of $150,000 in, or any material loan to, any other Person (other than a Subsidiary of the Company), except in the Ordinary Course of Business;

(f) declared, set aside, accrued, or paid any dividend or made any distribution with respect to its equity interests or redeemed, purchased, or otherwise acquired any of its equity interests, except for dividends or distributions made by the Operating Company to the Company in the Ordinary Course of Business;

(g) made, or caused to be made, any material capital expenditures or commitments therefor in excess of $150,000.00, except in the Ordinary Course of Business;

(h) except in the Ordinary Course of Business, as required by applicable Law, or as provided by an existing Plan or Contract, (i) made or granted any material bonus or any material salary increase to any current (or former) employee whose annual base salary is (or was at the time of his or her termination) in excess of $150,000, (ii) modified, amended or terminated any Plan, or (iii) approved, adopted, or ratified any new Plan;

(i) made, or caused to be made, a material change in any method of accounting or accounting practice of the Company or its Subsidiaries, except as required by GAAP or as disclosed in the Financial Statements;

(j) incurred, assumed or guaranteed any Indebtedness for borrowed money; (k) suffered or incurred any material damage, destruction or loss (whether or not covered by insurance) to its property;

(l) accelerated, assigned, novated, materially amended or modified, cancelled or entered into any Contract that is or would have been a Material Contract;

(m) approved or adopted any plan of merger, interest exchange, consolidation, reorganization, division, conversion or other reorganization, sale of all or substantially all of the assets of, liquidation, receivership, or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(n) commenced, settled or compromised any dispute(s), litigation(s) or claim(s) in excess of $100,000; or

(o) committed, represented, or warranted to do any of the foregoing.

3.7 Title to Properties.

(a) Except as set forth on Schedule 3.7(a), (i) the Company and each of its Subsidiaries owns good title to, or holds pursuant to valid ‘and enforceable leases, all of the tangible personal property shown to be owned or leased by it on the Latest Balance Sheet, and (ii) the assets of the Company and the Operating Company are, in each case, free and clear of all Liens, except for Permitted Liens.

(b) The real property demised by the leases described on Schedule 3.7(b) (the “Leased Real Property”) constitutes all of the real property leased by the Company and its Subsidiaries. Except as set forth on Schedule 3.7(b), the Leased Real Property leases are binding and enforceable, in full force and effect, and the Company or one of its Subsidiaries holds a valid and existing leasehold interest under each such lease, subject to proper authorization and execution of such lease by the other party and the application of any bankruptcy or creditor’s rights laws. The Company has delivered or made available to the Purchaser complete and correct copies of each of the leases described on Schedule 3.7(b), and none of such leases have been modified in any material respect, except to the extent that such modifications are disclosed by the copies delivered or made available to the Purchaser. Neither the Company nor any of its Subsidiaries is in default in any material respect under any of such leases and neither Seller, the Company or its Subsidiaries has received any written notice that another party to any such lease is in default thereof, and no party to any such lease has exercised any termination rights with respect thereto.

(c) With respect to each Leased Real Property, (i) the Company or the applicable Subsidiary that is party to the lease has not subleased, licensed or assigned or granted to any third party a right to use or occupy all or any portion of such Leased Real Property, (ii) neither the Company nor any of its Subsidiaries is a party to or obligated under any option, right of first refusal or other agreement to sell, dispose of, transfer or sublease such Leased Real Property or any portion thereof or interest therein to any Person (other than pursuant to this Agreement) and (iii) neither the Company nor any of its Subsidiaries has received any written notice of, nor, to the Company’s knowledge, does there exist any pending or threatened condemnation affecting any Leased Real Property or any portion thereof.

(d) Neither the Company nor any of its Subsidiaries owns or has ever owned any real property.

3.8 Tax Matters.

(a) Since the Acquisition Date, the Company and its Subsidiaries have filed all federal income and all other material Tax Returns which are required to be filed by them (taking into account any extensions of time to file). All Taxes shown as owing by the Company and the Subsidiaries on all such Tax Returns have been timely paid or properly accrued on the Company’s books and records.

(b) Since the Acquisition Date, neither the Company nor any of its Subsidiaries has been a member of an Affiliated Group (other than a group the Company or its Subsidiaries was the parent) filing a consolidated federal income Tax Return or a combined state Tax Return other than a group the common parent of which is the Company or any of its Subsidiaries. Schedule 3.8(b) sets forth a list of each consolidated or combined group (and each and every member) of which the Company or any of its Subsidiaries is the common parent.

(c) There are no pending audits, disputes or written claims of any federal or any other material income Tax Returns with respect to the Company or any of its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries has, within the last two years, waived or extended any statute of limitations beyond the date hereof in respect of any material Taxes or agreed to any extension of time beyond the date hereof with respect to a material Tax assessment or deficiency. No waiver or extension of any statute of limitation made prior to that date by the Company or any Subsidiary is now in effect.

(e) Since the Acquisition Date, neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361.

(f) Neither the Company nor any of its Subsidiaries has participated in a listed transaction within the meaning of Treas. Reg. § 1.6011-4.

(g) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement.

(h) For federal income Tax purposes, the Company elected to be classified as a corporation by filing Form 8832 effective as of the date of its formation, which was July 20, 2023, and no election has been made to change such tax classification. A copy of Form 8832 and proof of filing has been provided to the Purchaser. For federal income tax purposes, each Subsidiary of the Company has been classified as a disregarded entity pursuant to Regulation Section 301.7701-3(b)(1)(ii) since the date of its formation, with its sole member being the Company, and no election has been made on Form 8832 or otherwise to change such tax classification.

(i) The Company has timely and properly withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(j) The Company has properly and in a timely manner collected and maintained all resale certificates and other documentation required to qualify for any exemption from the collection of sales or use taxes.

(k) Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period beginning after (or the portion of any Straddle Period beginning after) the Closing Date as a result of any: (i) change in, or use of an improper, method of accounting made or used by the Company prior to the Closing for a taxable period ending on or prior to the Closing Date; (ii) installment sale or open transaction disposition made prior to the Closing; (iii) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of any other Tax Law) executed prior to the Closing; or (iv) intercompany transactions entered into prior to the Closing or any excess loss account as of the Closing Date, each as described in Treasury Regulations under Section 1502 of the Code (or any analogous provision of any other Tax Law or (v) prepaid amount received prior to Closing or deferred revenue accrued prior to Closing.

(l) The Company has complied in all material respects with all information reporting and backup withholding provisions of Code Section 3406 (and applicable state and local Tax Laws).

Nothing in this Section 3.8 or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount or availability of any Tax asset or attribute of the Company or its Subsidiaries in any taxable period or (ii) any Tax position that Purchaser or any of the Company or its Subsidiaries may take in respect of any taxable period (or portion thereof) beginning after the Closing.

3.9 Contracts and Commitments.

(a) Except as set forth on Schedule 3.9(a) (those Contracts set forth or required to be set forth on Schedule 3.9(a) collectively, the “Material Contracts”), subject to Schedule 6.1(b), neither the Company nor any of its Subsidiaries is party to any:

(i) collective bargaining agreement or other Contract with any labor union;

(ii) Contract for the employment of any officer or individual employee on a full-time or part-time basis providing for annual base salary in excess of $150,000 (other than employment Contracts terminable by the Company or its Subsidiary, as applicable, at will and without any obligation to pay severance or other post-termination consideration);

(iii) Contracts with any Material Customer or Material Supplier, other than (x) purchase orders entered into in the Ordinary Course of Business, (y) change orders (other than change orders that amend an existing Contract with a Material Customer or Material Supplier in a manner which is materially adverse to the Company or its Subsidiaries), or (z) agreements with respect solely to confidentiality of information;

(iv) Contract with any current or former (to the extent of any ongoing liability) director, officer, employee or other individual service provider providing for severance, retention or change in control payments or benefits;

(v) Contracts relating to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien on any material portion of their assets;

(vi) guaranty of any obligation for Indebtedness, borrowed money or other material guaranty;

(vii) lease or agreement under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $250,000;

(viii) Contract prohibiting or restricting the Company or its Subsidiaries from freely engaging in any business or competing anywhere in the world;

(ix) Contract relating to any obligation of the Company or any of its Subsidiaries with respect to the cleanup, abatement or other obligation or liability in connection with environmental liabilities;

(x) Contract with Seller or any Affiliate of Seller, other than Contracts solely by or among the Company and a Subsidiary;

(xi) Contract with any Governmental Authority;

(xii) agreements relating to any completed material business acquisition by the Company or any of its Subsidiaries of another Person or the assets thereof; or

(xiii) material license agreement granting a third party a license under material Intellectual Property owned by the Company or any of its Subsidiaries, or otherwise relating to the use in the Business of any third party Intellectual Property.

(b) The Company has made available to the Purchaser a true and correct copy of all Contracts which are referred to or required to be referred to on Schedule 3.9(a).

(c) All Material Contracts constitute legal, valid and binding obligations of the Company or such Subsidiary, and are enforceable against the Company or such Subsidiary in accordance with their respective terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. Neither the Company nor any of its Subsidiaries is in material default or breach under, or in receipt of any written notice of any material default or breach under, any Material Contract.

3.10 Intellectual Property.

(a) All of the material Company Owned Intellectual Property, including all Company Registered Intellectual Property, is set forth on Schedule 3.10(a). All of the Company Owned Intellectual Property is subsisting and valid and enforceable. The Company Owned Intellectual Property together with all third party Intellectual Property licensed to the Company constitutes all Intellectual Property necessary to operate the Business as currently conducted. All material Intellectual Property licensed by the Company or its Subsidiaries from third parties (excluding commercially available off-the- shelf software and software as a service) is set forth on Schedule 3.10(a). The execution of this Agreement and the consummation of the transactions contemplated hereby will not result in the loss or impairment of any Company Owned Intellectual Property or any other material Intellectual Property used by the Company in the Business.

(b) The Company and its Subsidiaries, as the case may be, solely and exclusively own and possess all right, title and interest in and to the Company Owned Intellectual Property, free and clear of all Liens other than Permitted Liens. The Company and its Subsidiaries have, or have a valid right to use or otherwise commercially exploit, all material Intellectual Property used or held for use in the conduct of the business of the Company and its Subsidiaries.

(c) The Company and its Subsidiaries do not and have not in the past six (6) years, (i) infringed, misappropriated or otherwise violated the Intellectual Property of any third party or (ii) breached any terms of service, click-through agreement or other policies applicable to the use of the Intellectual Property of any third-party, and there are no, and since the Acquisition Date there have been no Actions pending or threatened in writing alleging any of the foregoing. To the Company’s knowledge, no third party is or has in the past six (6) years infringed, misappropriated or otherwise violated any Company Owned Intellectual Property and no Actions alleging the foregoing are pending or have been threatened in writing against any third party.

(d) All current or former employees, founders, consultants, service providers, independent contractors, subcontractors and vendors of the Company or any of its Subsidiaries who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Company Owned Intellectual Property have entered into a valid written agreement with the Company and its Subsidiaries presently assigning all such Intellectual Property to the Company and its Subsidiaries, or in the case of employees, such Company Owned Intellectual Property is owned by the Company or its Subsidiaries as a work made for hire.

(e) The Company does not own any Company Software or use any Company Software in the conduct of the Business. Schedule 3.10(e) sets forth a complete and accurate list of all software used in and material to the Business or operations, excluding (i) Open Source Software and (ii) off-the-shelf software commercially available on standard, non-negotiated terms for a one-time or annual fee (whichever is higher) of no more than $25,000.

(f) The Company and its Subsidiaries have complied in all material respects with all applicable Laws and all internal or publicly posted privacy policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of Data in the conduct of their operations and none of the Company or its Subsidiaries has received any notice of any Action by any Person in respect thereof. The Company and its Subsidiaries have taken and implemented reasonable measures designed to ensure that the Data in customer files or databases are being processed in all material respects in accordance with the applicable Data protection Laws.

3.11 Litigation. Except as set forth on Schedule 3.11, there are no, and since October 31, 2022 there have not been any, Actions pending, threatened in writing, or, to the Company’s knowledge, threatened orally against the Company or any of its Subsidiaries, at law or in equity, or before or by any Governmental Authority that seeks more than $150,000 in damages or has as its principal remedy injunctive relief. The Company and its Subsidiaries are not subject to any outstanding material order, writ, injunction or decree.

3.12 Employee Benefit Plans.

(a) Schedule 3.12(a) sets forth a true and complete list of all Plans. For purposes of this Agreement, the term “Plans” means any “employee benefit plans” (as defined under Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), bonus, equity or equity-based, deferred compensation or other material employee benefit plans, programs or arrangements that are sponsored or maintained by the Company or any of its Subsidiaries, other than any offer letter or other employment agreement that does not provide for severance and/or change in control payments. Each of the Plans that is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) has received a favorable determination letter from the Internal Revenue Service or is a prototype or pre-approved plan that is entitled to rely on an opinion letter issued by the Internal Revenue Service to the prototype plan sponsor regarding qualification of the form of the prototype or pre-approved plan.

(b) With respect to the Plans, all required contributions have been made or properly accrued.

(c) With respect to each Plan, the Company has provided or made available to the Purchaser a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof including all amendments thereto and, to the extent applicable: (i) any related trust agreement, annuity contract or other funding or financing instrument; (ii) the most recent determination letter, if applicable; (iii) the most recent summary plan description and each summary of material modification thereto, if applicable; (iv) a summary of any proposed amendments anticipated to be made to the Plan at any time prior the date of this Agreement, and (v)for the three most recent plan years, as applicable, (A) the Form 5500 and attached schedules, (B) audited financial statements, (C) actuarial valuation reports, and (D) nondiscrimination tests performed.

(d) Each of the Plans comply in form and in operation in all material respects with the requirements of applicable Laws, including the Code and ERISA. There are no Actions pending, or to the Company’s knowledge, threatened, against the Company, its Subsidiaries or an ERISA Affiliate or any of their employees relating to any Plan. No Plan is under audit or investigation by any Governmental Authority or subject to suit and, to the Company’s knowledge, no Action is threatened. Each Plan can be amended, terminated or otherwise discontinued at any time without liability to the Company or its Subsidiaries, the Purchaser or any of their ERISA Affiliates (other than ordinary administration expenses). No non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) has occurred that involves the assets of any Plan and no non-exempt prohibited transaction has occurred that could subject the Company, its Subsidiaries, any ERISA Affiliate, any of their employees, a trustee, administrator or other fiduciary of any trust created under any Plan to any tax or sanctions on prohibited transactions imposed by Section 4975 of the Code or Title I of ERISA. Nothing has occurred with respect to any Plan that has subjected or would reasonably be expected to subject the Company, its Subsidiaries or any of their ERISA Affiliates or, with respect to any period on or after the Closing Date, Purchaser or any of its Affiliates, to a penalty under Section 502 of ERISA or to tax or penalty under Sections 4975, 4980B, 4980D or 4980H of the Code. Each Plan that is a group health plan offered to employees of the Company or its Subsidiaries has satisfied the “minimum value” and “affordability” requirements of the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010, as amended, and the guidance and regulations issued thereunder.

(e) Neither the Company nor any of its Subsidiaries maintains, sponsors, contributes or has any material liability under (i) any employee benefit plan that is subject to Title IV of ERISA or (ii) any “multiemployer plan” (as such term is defined under Section 3(37) of ERISA).

(f) Neither the Company nor any of its Subsidiaries has any obligation to provide post-employment group health benefits other than as required under Section 4980B of the Code or any comparable state Law.

(g) None of the Company or its Subsidiaries a party to any Contract that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code.

(h) Neither the execution of this Agreement nor the consummation of the Transaction (either alone or in connection with any subsequent event(s)) could result in any (i) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) acceleration of the time of payment or vesting or result in any payment or funding of compensation or benefits under, or increase the amount payable pursuant to any Plan, or (iii) limitation or restrictions on the right of the Company and its Subsidiaries to merge, amend or terminate any Plan.

(i) Except as set forth on Schedule 3.12(i), neither the execution of this Agreement nor the consummation of the Transaction will result in any payment or benefit to any employee that will, or would reasonably be expected to, be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(2) of the Code.

(j) There is no Contract to which the Company or its Subsidiaries or any ERISA Affiliate is a party or by which it is bound to compensate any Employee for excise Taxes paid pursuant to Section 4999 of the Code.

3.13 Insurance. Schedule 3.13 contains a list of all policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by the Company and its Subsidiaries as of the date hereof, other than any policy related to a Plan. As of the date hereof, all such policies are in full force and effect. No notice of cancellation or termination, or threat thereof, has been received by the Company with respect to any such policy. There are no material claims pending under any of such insurance policies for which coverage has been denied or disputed in whole or in part, or under which an insurer has reserved its rights to deny coverage in whole or in part (other than customary reservation of rights notice).

3.14 Compliance with Laws.

(a) Except as set forth on Schedule 3.14(a), the Company and each of its Subsidiaries is, and has since the date which is five years prior to the date hereof been, in compliance in all material respects with all applicable Laws.

(b) The Company and each of its Subsidiaries holds all material permits, licenses, approvals, certificates and other authorizations of and from all, and have made all declarations and filings with, Governmental Authorities necessary for the lawful conduct of their respective businesses as presently conducted, except to the extent any failure to hold or have made the same would not have a Material Adverse Effect.

3.15 Environmental Compliance and Conditions.

(a) The Company and its Subsidiaries have obtained and possess all permits, licenses and other authorizations required under Environmental and Safety Requirements.

(b) The Company and its Subsidiaries are in compliance in all material respects with all terms and conditions of such permits, licenses and authorizations required under Environmental and Safety Requirements and are also and have been since the date which is five years prior to the date hereof in compliance with all other Environmental and Safety Requirements.

(c) Neither the Company nor any of its Subsidiaries has received any written notice of, and to the Company’s knowledge, there are no facts or circumstances that could reasonably be expected to result in, a violation or liability of the Company or its Subsidiaries arising under Environmental and Safety Requirements, including any investigatory, remedial or corrective or enforcement obligation, whether or not such matter remains outstanding, relating to the Company and its Subsidiaries or their facilities and arising under Environmental and Safety Requirements, the subject of which is unresolved.

(d) Neither the Company nor any of its Subsidiaries has generated, treated, stored, disposed of, arranged for the treatment, storage, or disposal of, transported, or arranged for the transportation of, any Hazardous Materials in a manner that has resulted or would reasonably be expected to result in liability of the Company or its Subsidiaries, including liability for response costs, corrective action, natural resource damages, personal injury, property damage, or penalties under any Environmental and Safety Requirements, at any site or location. To the Company’s knowledge, there are no past or present conditions at, on, under, or migrating from any of the Leased Real Property that would reasonably be expected to result in liability under Environmental and Safety Requirements.

(e) The Company has disclosed to Purchaser all material reports, audits, assessments, or studies relating to environmental or occupational health and safety matters in the possession or control of the Company, including any internal compliance audits, third-party assessments, insurer inspections, or risk engineering reports, and there are no material unresolved deficiencies identified in such reports.

3.16 Affiliated Transactions. Except as set forth on Schedule 3.16 and except with respect to participation by employees of the Company or its Subsidiaries in any Plan, no officer, director or Affiliate of the Company or any of its Subsidiaries or, to the Company’s knowledge, any individual in such officer’s or director’s immediate family is a party to any Contract or transaction with the Company or any of its Subsidiaries or has any material interest in any material property used by the Company and its Subsidiaries.

3.17 Employees.

(a) Schedule 3.17(a) sets forth the names of all employees and individual independent contractors of the Company or any of its Subsidiaries as of the date hereof. For each Person identified, Schedule 3.17(a) contains the (i) title, (ii) current rate of compensation and bonus eligibility with respect to the year in which this Agreement is executed and delivered, (iii) date of hire or date of contracting, (iv) indication of full- or part-time status, and (v) for employees, whether they are exempt or non-exempt from federal and state overtime requirements.

(b) Except as set forth on Schedule 3.17(b), since the date which is five years prior to the date hereof, (i) neither the Company nor any of its Subsidiaries has experienced any strike or material grievance, claim of unfair labor practices, or other collective bargaining dispute, and no such dispute is presently underway or, to the Company’s knowledge, threatened; (ii) to the Company’s knowledge, no organizational effort is presently being made or threatened by or on behalf of any labor union with respect to employees of the Company or any of its Subsidiaries and no such effort has occurred; and (iii) neither the Company nor any of its Subsidiaries has received any written notification of any material grievances, complaints or charges that have been filed against the Company or any of its Subsidiaries under any dispute resolution procedure (including any proceedings under any dispute resolution procedure under any collective bargaining agreement) that have not been dismissed. No collective bargaining agreements are in effect or are currently being negotiated by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received written notice of pending or threatened changes of employment status with respect to (including resignation of) the senior management of the Company or its Subsidiaries.

(c) Since the date which is five years prior to the date hereof, the Company and its Subsidiaries have complied in all material respects with all applicable Laws which relate to employment or labor, including those concerning wages, hours, occupational safety and health, work authorization, equal employment opportunity, immigration, unemployment compensation and workers’ compensation, and has not engaged in any unfair labor practice.

(d) Since the date which is five years prior to the date hereof, neither the Company nor any of its Subsidiaries has taken any action that would result in material liability under, or notice obligations with respect to, the WARN Act.

3.18 Bank Accounts and Powers of Attorney. Schedule 3.18 contains a complete and accurate list of (i) the name and address of each bank in which the Company and its Subsidiaries have an account or safe deposit box, the account number or box number and the names of the individuals authorized to effect transactions in such accounts and (ii) the names of all Persons, if any, holding outstanding powers of attorney executed on behalf of the Company or its Subsidiaries.

3.19 Customers and Suppliers. Schedule 3.19 sets forth a complete and correct list of: (a) the ten largest customers of the Company and its Subsidiaries (measured by aggregate dollars billed) during the period January 1, 2024 through September 30, 2025 (collectively, the “Material Customers”), and (b) the ten largest suppliers of materials, products or services to the Company and its Subsidiaries (measured by aggregate dollars spent) during the period January 1, 2024 through September 30, 2025 (collectively, the “Material Suppliers”). Except as set forth on Schedule 3.19, since December 31, 2024, no Material Customer or Material Supplier has cancelled, terminated, relinquished, materially decreased, waived, released or materially adversely changed the pricing or any other material term of its business relationship or any Contract with the Company or its Subsidiaries or notified the Company or its Subsidiaries in writing of any intent to do so.

3.20 Anti-Corruption Laws. The Company and its Subsidiaries are, and for the past five years have been, in compliance in all material respects with applicable Laws related to bribery or corruption, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and anti-bribery legislation enacted by signatories implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (collectively, “Anti-Bribery and Corruption Laws”). Neither the Company or its Subsidiaries, nor, any of their Affiliates or any officer, agent or employee, or, to the Company’s knowledge, other Person acting on behalf of Company or its Subsidiaries, has in the past five years, directly or indirectly, offered, promised, authorized, or given or received anything of value unlawfully to or from any government official or any other Person (i) for the purpose of gaining an improper business advantage, or (ii) that would otherwise be unlawful under the Anti-Bribery and Corruption Laws. None of the Seller, the Company or its Subsidiaries or any Affiliates thereof, or, to the Company’s knowledge, any of their respective Affiliates or representatives has, in connection with the business of Company and its Subsidiaries, established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose. The Company and its Subsidiaries have not conducted any internal investigation or made a voluntary, directed or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance of Anti-Bribery and Corruption Laws nor to the knowledge of the Company are there any suspected violations by the Company or its Subsidiaries of such Laws. To the knowledge of the Company, no Governmental Authority is investigating, examining, or reviewing compliance by the Company or its Subsidiaries with respect to Anti-Bribery and Corruption Laws, and, to the knowledge of the Company, no proceedings related to Anti-Bribery and Corruption Laws are threatened.

3.21 Trade Compliance. The Company and its Subsidiaries are, and for the past five years have been, in compliance in all material respects with all applicable Laws governing the export, import and provision of goods and services in the jurisdictions in which it operates. No officer, agent or employee, or other Person acting on behalf of the Company or its Subsidiaries has dealt directly or indirectly, with any Person (A) with whom U.S. Persons are prohibited from dealing, (B) designated by OFAC on the list of Specially Designated Nationals and Blocked Persons, or (C) designated by any other authority pursuant to similar applicable Laws in any territory in which the Company or its Subsidiaries conducts business. The Company and its Subsidiaries have not conducted any direct sales with any geographic territory with which U.S. Persons are prohibited to transact, including Cuba, Iran, North Korea, Syria, and the Crimea Region. Neither the Company or its Subsidiaries, nor any of their Affiliates or officers, agents or employees, or any other Person acting on behalf of any the Company or its Subsidiaries uses or has used, any form of convict, indentured or forced labor, including forced or indentured child labor.

3.22 Brokerage. Except for the fees and expenses of Harris Williams or as set forth on Schedule 3.22, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Company or any of its Subsidiaries.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Purchaser that the statements in this Article 4 are correct as of the date of this Agreement, except as set forth in the Disclosure Schedules:

4.1 Organization and Power. The Seller is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware, with full limited liability company power and authority to enter into this Agreement and perform the Seller’s obligations hereunder.

4.2 Authorization; Valid and Binding Agreement. The execution, delivery and performance of this Agreement by the Seller and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite action, and no other proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been duly executed and delivered by the Seller and assuming that this Agreement is a valid and binding obligation of the Company and the Purchaser, this Agreement constitutes a valid and binding obligation of the Seller, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity effecting the availability of specific performance and other equitable remedies.

4.3 No Breach. The Seller is not subject to or obligated under its certificate of formation, its limited liability company agreement, any applicable Law, or any material agreement or instrument, or any license, franchise or permit, or subject to any order, writ, injunction or decree, which would be breached or violated in any material respect by the Seller’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except for any such breaches or violations that, individually or in the aggregate, would not have a material adverse effect on the ability of the Seller to perform any of its material obligations under this Agreement.

4.4 Governmental Consents. The Seller is not required to obtain any consent, approval or authorization of any Governmental Authority or submit any notice, report or other filing with any Governmental Authority in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby, other than any such consents, approvals, authorizations, notices or filings (a) required under the HSR Act, (b) that may be required by reason of the Purchaser’s participation in the transactions contemplated hereby or (c) the failure of which to obtain would not, individually or in the aggregate, have a material adverse effect on the ability of the Seller to perform any of its material obligations under this Agreement.

4.5 Ownership. The Seller is the sole record owner of the Interests. Immediately upon the Closing, the Purchaser will be the sole record holder of all Interests and of all rights to acquire or receive any membership interests of the Company, if any, free and clear of all Liens other than restrictions imposed by state and federal securities Laws.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Seller and the Company that the statements in this Article 5 are correct as of the date of this Agreement:

5.1 Organization and Corporate Power. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio, with full power and authority to enter into this Agreement and perform its obligations hereunder.

5.2 Authorization: Valid and Binding Agreement. The execution, delivery and performance of this Agreement by the Purchaser and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite action, and no other proceedings on their part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been duly executed and delivered by the Purchaser and assuming that this Agreement is a valid and binding obligation of the Seller and the Company, this Agreement constitutes a valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity effecting the availability of specific performance and other equitable remedies.

5.3 No Breach. The Purchaser is not subject to or obligated under its certificate or articles of incorporation, its bylaws (or similar organizational documents), any applicable law, or rule or regulation of any Governmental Authority, or any material agreement or instrument, or any license, franchise or permit, or subject to any order, writ, injunction or decree, which would be breached or violated in any material respect by the Purchaser’s execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

5.4 Governmental Consents. Except with respect to the HSR Act and as set forth on Schedule 5.4, the Purchaser is not required to submit any notice, report or other filing with any Governmental Authority in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby. No consent, approval or authorization of any Governmental Authority or any other party or Person is required to be obtained by the Purchaser in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except as required by the HSR Act.

5.5 Litigation. There are no Actions pending or, to the Purchaser’s knowledge, threatened against the Purchaser at law or in equity, or before or by Governmental Authority which would adversely affect the Purchaser’s performance under this Agreement or the consummation of the transactions contemplated hereby.

5.6 Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Purchaser.

5.7 Investment Representation. The Purchaser is acquiring the Interests for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities laws. The Purchaser is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Purchaser acknowledges that it is informed as to the risks of the transactions contemplated hereby and of ownership of the Interests. The Purchaser acknowledges that the Interests have not been registered under the Securities Act of 1933, as amended, or any state or foreign securities laws and that the Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act of 1933 and the Interests are registered under any applicable state or foreign securities laws or sold pursuant to an exemption from registration under the Securities Act of 1933, as amended, and any applicable state or foreign securities laws.

5.8 Financing. The Purchaser has and shall have at the Closing sufficient cash, available lines of credit or other sources of immediately available funds to make payment of all amounts to be paid by it hereunder on and after the Closing Date. The Purchaser affirms that it is not a condition to the Closing or to any of its obligations under this Agreement that the Purchaser obtains financing for the transactions contemplated by this Agreement.

5.9 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, the Purchaser and each of its Subsidiaries shall be able to pay their respective debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the transactions contemplated by this Agreement, the Purchaser and each of its Subsidiaries shall have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Purchaser or its Subsidiaries.

ARTICLE 6

COVENANTS OF THE COMPANY AND THE SELLER

6.1 Conduct of the Business.

(a) From the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with Section 9.1, except as otherwise provided for by this Agreement, required by Law or consented to in writing by the Purchaser (which consent will not be unreasonably withheld, conditioned or delayed), the Company shall conduct the businesses of the Company and its Subsidiaries in the Ordinary Course of Business; provided that, the foregoing notwithstanding, the Company and/or any of its Subsidiaries may use up to all available cash to repay any Closing Transaction Expenses or Indebtedness prior to the Closing, for distributions or dividends or for any other purpose.

(b) From the date hereof until the Closing Date, except as set forth on Schedule 6.1(b) or otherwise provided for by this Agreement, required by Law or consented to in writing by the Purchaser (which consent will not be unreasonably withheld, conditioned or delayed), the Company will not, and will not permit any of its Subsidiaries to, intentionally take any action which, if taken after the date of the Latest Balance Sheet and prior to the date hereof, would have been required to be disclosed on Schedule 3.6 pursuant to Section 3.6 (excluding Section 3.6(k)). Notwithstanding anything to the contrary in this Section 6.1(b), the Company’s and its Subsidiaries’ failure to take any action prohibited by this Section 6.1(b) will not be a breach of Section 6.1(a).

(c) From the date hereof until the Closing Date or the earlier termination of this Agreement, the Company, any Subsidiary and the Seller will not make (other than consistent with past practice), change or revoke any Tax election (including, but not limited to, any election on Form 8832), settle any Tax claim or assessment, file any amended Tax Return, enter into any closing agreement with a Governmental Authority, adopt or change any Tax accounting method or period, agree to (or request) an extension or waiver of a Tax statute of limitations period, fail to pay any Tax when due and payable (including any estimated Tax payments), prepare or file any Tax Return in a manner materially inconsistent with past practice unless otherwise required by applicable Law, or surrendered any right to claim a refund of Taxes (other than as a result of the expiration of any applicable statute of limitations on refund claims). In addition, subsequent to the Closing, no election shall be made by the Seller or any affiliate thereof on Form 8832 to change the tax classification of the Company or any Subsidiary or make any other election or filing or take any action that may affect the Tax liability or classification of the Company, any Subsidiary or the Purchaser.

6.2 Access to Books and Records. From the date hereof until the earlier of Closing Date and the termination of this Agreement in accordance with its terms, to the extent permitted by Law and practicable, the Company shall provide the Purchaser and its authorized representatives (the “Purchaser’s Representatives”) with reasonable access during normal business hours and upon reasonable notice to the offices, properties, books and records of the Company and its Subsidiaries (including, but not limited to, Tax Returns or filings relating to Taxes) in order for the Purchaser to have the opportunity to make such investigation as it shall reasonably desire to enable the Purchaser to complete the transactions contemplated by this Agreement; provided, however, that (i) such access shall not unreasonably interfere with the conduct of the businesses of the Company and its Subsidiaries and shall not extend to any sampling or analysis of soil, groundwater, building materials or other environmental media of the sort generally referred to as a Phase II environmental investigation, (ii) the foregoing shall not apply with respect to any information the disclosure of which would, notwithstanding a joint defense or similar arrangement, waive any privilege, violate any Law or breach any duty of confidentiality owed to any Person and (iii) nothing shall require the Company or any of its Subsidiaries to provide access to, or to disclose any information to, the Purchaser or any of Purchaser’s Representatives if such access or disclosure would violate applicable Law. The Purchaser acknowledges that it remains bound by the Confidentiality Agreement, between Vertiv Group Corporation and the Company dated May 25, 2025 (the “Confidentiality Agreement”) and that all information it obtains as a result of access under this Section 6.2 shall be subject to the Confidentiality Agreement. The provision of any information pursuant to this Agreement by or on behalf of the Company shall not expand the remedies available hereunder to the Purchaser or its Affiliates under this Agreement in any manner. The information provided pursuant to this Agreement will be used solely for the purpose of effecting the transactions contemplated by this Agreement.

6.3 Seller Confidentiality. For a period of (x) five years from and after the Closing or (y) with respect to applicable confidential information constituting trade secrets, for so long as such information remains a trade secret under applicable Law, the Seller shall, and shall cause its Affiliates to, hold in confidence any and all confidential information, whether written or oral, concerning the Company and its Subsidiaries (including any information obtained as a result of Section 7.1), except: (a) in the enforcement or protection of any rights or remedies under this Agreement; (b) to the extent that such information (i) is generally available to and known by the public through no breach by Seller, any of its Affiliates or Seller’s representatives, or (ii) is lawfully acquired by Seller from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation; (c) as required by applicable Law or in connection with any judicial, administrative, regulatory, governmental or legal process, audit or investigation; (d) to representatives of Seller who agree to hold such information confidential in accordance with this Section 6.3; or (e) with the written consent of the Purchaser. If the Seller or any of its Affiliates or representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, Seller shall, to the extent permitted by applicable Law, promptly notify the Purchaser in writing and shall disclose only that portion of such information which Seller or any of its Affiliates or representatives is advised by its counsel in writing is legally required to be disclosed, provided that Seller shall, to the extent permitted by applicable Law, reasonably cooperate with the Purchaser (if so requested by the Purchaser and at the Purchaser’s sole expense) in the Purchaser’s efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information so disclosed.

6.4 Conditions. The Company shall use commercially reasonable efforts to cause the conditions set forth in Section 2.1 to be satisfied and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction of the conditions set forth in Article 2 (other than those to be satisfied at the Closing, but subject to the satisfaction of those conditions).

6.5 Notification.

(a) During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with Section 9.1, the Company shall disclose to the Purchaser in writing (in the form of updated Disclosure Schedules) any material variances from the representations and warranties set forth in Article 3, and any fact or event that constitutes a material breach of the covenants in this Agreement made by the Company promptly upon discovery thereof. Such disclosures shall amend and supplement the appropriate sections of the Disclosure Schedules delivered on the date hereof. Notwithstanding any provision in this Agreement to the contrary, unless the Purchaser provides the Seller with a termination notice within five days after delivery by the Company of an update to the Disclosure Schedules pursuant to this Section 6.5 (which notice may be delivered only if the Purchaser is entitled to terminate this Agreement pursuant to Section 9.1(b) by reason of the information contained in the updated Disclosure Schedules), the Purchaser shall be deemed to have waived its right to terminate this Agreement or prevent the consummation of the transactions contemplated by this Agreement pursuant to Section 2.1(a) and to have accepted the updated Disclosure Schedules for all purposes under this Agreement.

(b) During the period from the date of this Agreement to the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Purchaser shall disclose to the Seller in writing any material variances from the representations and warranties set forth in Article 5, and any fact or event that constitutes a material breach of the covenants in this Agreement made by the Purchaser promptly upon discovery thereof.

6.6 Exclusive Dealing. During the period from the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with Section 9.1 the Seller and the Company shall not take, and shall not permit any of their Affiliates, officers, directors, employees, representatives, consultants, financial advisors, attorneys, accountants or other agents to: (i) solicit, initiate discussions or engage in negotiations with any Person (whether such negotiations are initiated by the Seller, the Company, an Affiliate, a third party or otherwise), other than the Purchaser or its Affiliates, relating to the possible acquisition of any material portion of the equity or assets of the Company or any of its Subsidiaries (whether by way of merger, purchase of equity, purchase of assets, loan or otherwise) (an “Acquisition Transaction”); (ii) provide non-public information or documentation with respect to the Company to any Person, other than the Purchaser or its Affiliates or its or their representatives, relating to an Acquisition Transaction; or (iii) enter into any definitive agreement with any Person, other than Purchaser or its Affiliates effecting an Acquisition Transaction; provided, however, that the Purchaser hereby acknowledges that prior to the date of this Agreement, the Company has provided information relating to the Company and its Subsidiaries and has afforded access to, and engaged in discussions with, other Persons in connection with a proposed Acquisition Transaction and that such information, access and discussions could reasonably allow such Person to form a basis for an Acquisition Transaction without any breach by the Seller or the Company of this Section 6.6. In addition to the other obligations under this Section 6.6, the Seller and the Company shall promptly (and in any event within (3) Business Days after receipt thereof by Seller, the Company or any of Seller’s representatives) advise the Purchaser in writing of any proposal with respect to an Acquisition Transaction, any request for information within the scope of clause (ii) of this Section 6.6 with respect to any Acquisition Transaction, or any inquiry with respect to or which would reasonably be expected to result in an Acquisition Transaction, the material terms and conditions of such request, Acquisition Transaction or inquiry, and the identity of the Person making the same, provided, that, to the extent that the Company or the Seller are bound by a Contract entered into prior to the date hereof that restricts the ability to provide the identity of such Person, the identity of such Person may be withheld.

6.7 D&O Tail Coverage. Not later than the Closing, the Company shall obtain, maintain and fully pay for irrevocable “tail” insurance policies naming all D&O Indemnitees as direct beneficiaries with a claims period of at least six years from the Closing Date from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Closing Date, the cost of which shall be paid 50% by the Seller and 50% by the Purchaser. The Purchaser shall not, and shall cause the Company and its Subsidiaries not to, cancel or change such insurance policies in any respect.

6.8 280G Vote. The Company shall use its reasonable best efforts to obtain waivers from each individual who has a right to any payments and/or benefits as a result of or in connection with the Transaction contemplated by this Agreement that would be deemed to constitute “excess parachute payments” within the meaning of Section 280G of the Code and as to which such individual waives his or her rights to some or all of such payments and/or benefits (the “Waived 280G Benefits”) applicable to such individual so that all remaining payments and/or benefits applicable to such individual shall not be deemed “excess parachute payments.” Promptly following the execution of such waivers (to the extent such waivers are executed), and in all events prior to the Closing, the Company shall solicit the approval of the requisite equityholders of Seller to the extent and in the manner required under Section 280G(b)(5)(B) of the Code of any Waived 280G Benefits. No later than seven calendar days prior to soliciting such waivers and approvals, the Company shall provide a draft of such waivers and such equityholder approval materials (together with any calculations) to Purchaser for Purchaser’s review and comment, and will consider in good faith any reasonable comments made by Purchaser. To the extent any of the Waived 280G Benefits were not approved by the equityholders of the Company as contemplated above, prior to Closing, such Waived 280G Benefits shall not be made or provided. Prior to the Closing, the Company shall deliver to Purchaser evidence that a vote of the requisite equityholders was solicited in accordance with the foregoing provisions of this Section 6.8 and that either (i) the requisite number of votes were obtained with respect to the Waived 280G Benefits (the “280G Approval”), or (ii) that the 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits shall not be made or provided (to the extent such waivers were executed). Notwithstanding the foregoing, to the extent that any Contract, agreement or plan is entered into (or the material terms agreed) by Purchaser or any of their Affiliates and a disqualified individual in connection with the Transaction contemplated by this Agreement before the Closing Date (the “Purchaser Arrangements”), Purchaser shall provide a copy of such Contract, agreement or plan to the Company at least ten calendar days before the Closing and shall cooperate with the Company in good faith in order to calculate or determine the value (for the purposes of Section 280G of the Code) of any payments or benefits granted or contemplated therein, which may be paid or granted in connection Transaction contemplated by this Agreement and that could constitute a “parachute payment” under Section 280G of the Code; provided that, in any event, the Company’s failure to include the Purchaser Arrangements in the equityholder voting materials described herein due to the Purchaser’s failure to provide the Purchaser Arrangements pursuant to the foregoing will not result in a breach of the covenant set forth in this Section 6.8. In no event shall Seller or the Company be deemed to be in breach of this Section 6.8 if any of the disqualified individuals refuses to execute a waiver or the equityholder vote is not obtained.

6.9 401(k) Termination. The Company shall use commercially reasonable efforts to cause the Company’s 401(k) Plan administrator to spin off and create a standalone 401(k) plan relating to the Company’s employees and for such standalone 401(k) plan to be terminated prior to the Closing.

6.10 Payment Spreadsheet. The Seller shall indemnify, hold harmless and pay the Purchaser, the Company and the Operating Company from and against any actions, claims, liabilities, damages, or losses suffered or incurred by them as a result of (a) any inaccuracy in the Payment Spreadsheet or (b) making any payments in accordance with the Payment Spreadsheet with respect to which Purchaser shall have provided Seller a written claim notice (with reasonable specificity to the extent known at the time of assertion of such claim) on or before the date which is six months after the later of (x) the Earnout Payment Date and (y) the date upon which it is finally determined that no Earnout Amount is due and payable in accordance with Section 1.6, provided, however, that the liability of the Seller under this Section 6.10 shall not exceed $10,000,000. In connection with any payment to the Optionholders from the Adjustment Escrow Amount, pursuant to Sections 1.5(b) or 1.5(c), or from the Earnout Amount, the Purchaser shall deliver to the Seller the calculations by Optionholder of the employer-paid portion of any employment or payroll, social security, unemployment or similar Taxes required to be paid in connection with such payments (as applicable for each such payment, the “Employer Tax Amount”).

ARTICLE 7

COVENANTS OF THE PURCHASER

7.1 Access to Books and Records. From and after the Closing and until the seventh anniversary thereof, the Purchaser shall, and shall cause each of its Subsidiaries (including, for the avoidance of doubt, the Company and its Subsidiaries) to, provide the Seller and its authorized representatives with reasonable access (for the purpose of examining and copying), during normal business hours, to the books and records of the Company and its Subsidiaries in connection with any matter relating to or arising out of this Agreement or the transactions contemplated hereby or with respect to periods or occurrences prior to or on the Closing Date. Unless otherwise consented to in writing by the Seller, the Purchaser shall not, and shall not permit the Company or the Operating Company to, for a period of five years following the Closing Date, destroy, alter or otherwise dispose of any of the material books and records of the Company or the Operating Company for any period prior to the Closing Date without first giving reasonable prior notice to the Seller and offering to surrender to the Seller such books and records or any portion thereof which the Purchaser or any of its Subsidiaries may intend to destroy, alter or dispose of.

7.2 Director and Officer Liability and Indemnification.

(a) For a period of six years after the Closing Date, the Purchaser shall not, and shall not permit the Company or any of its Subsidiaries to, amend, repeal or modify any indemnification or exculpation provision in the Company’s or any of its Subsidiaries’ articles of incorporation, bylaws, certificate of formation, limited liability company agreement or other similar governing documents as in effect immediately prior to the Closing in any manner that would adversely affect the rights thereunder of individuals who, on or prior to the Closing, were directors, officers, managers, employees or holders of equity interests of the Company or its Subsidiaries (each, a “D&O Indemnitee”). The Purchaser shall pay all reasonable expenses, including reasonable attorneys’ fees that may be incurred by an indemnified person in enforcing the covenants set forth in this Section 7.2.

(b) If the Purchaser, the Company or any of its Subsidiaries or any of their respective successors or assigns (i) shall consolidate with, merge into or amalgamate with any other Person and shall not be the continuing or surviving corporation or entity of such consolidation, merger or amalgamation or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Purchaser and the Company and its Subsidiaries shall assume all of the obligations set forth in this Section 7.2. The provisions of this Section 7.2 are intended for the benefit of, and will be enforceable by, each and every current and former officer and director of the Company and its Subsidiaries and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have had by contract or otherwise. The provisions of this Section 7.2 shall survive for a period of six years following the consummation of the Closing.

7.3 Employment and Benefit Arrangements.

(a) From and after the Closing Date, the Purchaser shall cause the Company and its Subsidiaries to honor all employment, severance, termination, consulting, individual retirement, deferred compensation, retention, and other incentive compensation arrangements and agreements (including the Plans) to which the Company and/or any of its Subsidiaries is a party with respect to the employees or other individual service providers of the Company or any of its Subsidiaries, as such arrangements and agreements are in effect on the Closing Date (it being understood that this Section 7.3 shall not be deemed to prohibit the Purchaser, the Company or any of its Subsidiaries from amending, modifying, replacing or terminating such arrangements and agreements in accordance with their terms). The Purchaser shall take all actions required so that Continuing Employees shall receive credit for all service with the Company and its Subsidiaries or their predecessors earned prior to the Closing Date for all purposes under all benefit and compensation plans, programs, policies, agreements, and arrangements maintained by the Purchaser or any of its Affiliates in which the Continuing Employees (and/or their dependents) may become eligible to participate following the Closing Date, including, as applicable, the Plans (the “Purchaser Benefit Plans”), provided that no such service credit shall result in the duplication of benefits for the same period of service. The Purchaser and its Affiliates shall waive or cause to be waived all waiting periods, pre-existing conditions or actively-at-work requirements applicable to the Continuing Employees or their dependents under the Purchaser Benefit Plans and shall use commercially reasonable efforts to give Continuing Employees credit under the Purchaser Benefit Plans that are group health plans for deductibles, co-insurance and out-of-pocket payments that have been incurred under the Plans that are group health plans during the plan year in which such Continuing Employees begin participating in the Purchaser Benefit Plans that are group health plans. For at least the twelve month period following the Closing Date, the Purchaser shall take all actions required so that each Continuing Employee (i) receives cash base compensation and bonus opportunities that are no less favorable than the base compensation and bonus opportunities provided by the Company or its Subsidiaries immediately prior to the Closing Date, (ii) receives benefits that, in the aggregate, are substantially comparable to those benefits provided to or available to such Continuing Employee under the Plans as in effect immediately prior to the Closing Date, and (iii) to the extent that any such Continuing Employee is terminated for reasons other than “cause”, receives severance pay and benefits that are no less than the severance pay and benefits that would have been payable to such Continuing Employee under the severance program or policy or other applicable plan or agreement in effect immediately prior to the Closing Date had the Company or its Subsidiaries terminated such Continuing Employee’s employment immediately prior to the Closing Date.

(b) For a period of 90 days after the Closing Date, the Purchaser shall not, and shall not allow the Company or any of its Subsidiaries to, terminate employees of the Company or any of its Subsidiaries in such numbers that, when combined with any employment losses (as defined under the WARN Act or similar legislation) implemented by Sellers or the Company on or prior to the Closing Date, complete and accurate information with respect to which has been provided to Purchaser, would result in any liabilities to Sellers under the WARN Act or similar legislation with respect to such employment losses implemented prior to the Closing Date.

(c) Nothing in this Section 7.3 (whether express or implied) shall (i) be considered or deemed to establish, amend, or modify any Plan or any other benefit or compensation plan, program, policy, agreement, arrangement, or Contract or (ii) confer any rights or benefits (including any third-party beneficiary rights) on any Person other than the parties to this Agreement.

7.4 Conditions. The Purchaser shall use commercially reasonable efforts to cause the conditions set forth in Section 2.2 to be satisfied and to consummate the transactions contemplated herein as soon as reasonably possible after the satisfaction of the conditions set forth in Article 2 (other than those to be satisfied at the Closing, but subject to the satisfaction of those conditions).

ARTICLE 8

JOINT COVENANTS OF THE PURCHASER, SELLER AND COMPANY

8.1 Regulatory Filings.

(a) The Purchaser and Seller shall (and Seller shall cause the Company and its Subsidiaries to), within two Business Days after the date hereof, make or cause to be made all filings and submissions required of the Purchaser and the Seller, as the case may be, under any applicable Laws for the consummation of the transactions contemplated herein, including the HSR Act (which filing under the HSR Act shall specifically request early termination of the waiting period prescribed by the HSR Act, unless otherwise mutually agreed by Purchaser and Seller). Each of Purchaser, Seller and the Company agree to use their reasonable best efforts to take, or cause to be taken, all actions necessary to expeditiously consummate the transactions contemplated by this Agreement, including to make all necessary government filings required of it, provide any information required for and cooperate with each other to make all regulatory filings contemplated in this Section 8.1, respond to government requests for information, and otherwise obtain all necessary governmental, judicial or regulatory actions or non-actions, orders, waivers, consents, clearances, extensions and approvals. Notwithstanding anything the contrary set forth herein, nothing in this Agreement shall require (i) Purchaser, the Company or Seller to contest or defend any action or suit threatened or instituted by any Governmental Authority or other entity challenging the validity or legality, or seeking to restrain the consummation of the transactions contemplated by this Agreement or (ii) Purchaser to make proposals, execute or carry out agreements or submit to any order, judgment, writ, decree, stipulation, award, settlement, consent, or similar, providing for (A) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Purchaser or the Company or any of their respective Affiliates, (B) the imposition of any limitation or restriction on the ability of Purchaser or any of its Affiliates to freely conduct their business or, following the Closing, the business of the Company or own such assets or (C) the holding separate of the Interests or any limitation or regulation on the ability of Purchaser or any of its Affiliates to exercise full rights of ownership of the Interests. The Purchaser shall be responsible for all filing fees under the HSR Act.

(b) In furtherance of Section 8.1(a), but subject to the limitations and obligations contained therein, the Purchaser and Seller shall (i) comply as promptly as practicable with any inquiries or requests received from any Governmental Authority for additional information or documentation and (ii) use reasonable best efforts to cause any applicable waiting periods or other requirements under the HSR Act and all other applicable antitrust and competition Laws to terminate or expire at the earliest possible date and, in any event, before the Outside Date. Each of Purchaser, Seller and the Company shall (A) promptly notify the other parties of any written communication from any Governmental Authority and, subject to applicable Law, permit such party to review in advance any proposed written communication to any of the foregoing (and consider in good faith the views of such party in connection therewith), (B) not agree to participate, or to permit its Affiliates to participate, in any substantive meeting or discussion with any Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement unless such party consults with the other party in advance and, unless prohibited by such Governmental Authority, gives the other party the opportunity to attend and participate thereat and (C) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between such party and its Affiliates and each of their respective representatives, on the one hand, and any Governmental Authority and/or members of its staff, on the other hand, with respect to this Agreement.

8.2 Contact with Customers, Suppliers and other Business Relations. From the date of this Agreement until the Closing, the Purchaser and the Purchaser’s Representatives may not, without the prior written consent of the Company, contact or communicate with any of the employees, customers, suppliers or other business relations of the Company or its Subsidiaries in connection with the Transactions.

ARTICLE 9

TERMINATION

9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of the Purchaser and the Seller;

(b) by the Purchaser, if there has been a material violation or breach by the Company or the Seller of any covenant, representation or warranty contained in this Agreement that would render a condition to the Purchaser’s obligation to close under Section 2.1 unable to be satisfied by the Outside Date and such violation or breach has not been waived by the Purchaser or cured by the Company or the Seller within ten Business Days after receipt by the Seller of written notice thereof from the Purchaser; provided, that the Purchaser is not then in breach of this Agreement;

(c) by the Seller, if there has been a material violation or breach by the Purchaser of any covenant, representation or warranty contained in this Agreement that would render a condition to Company’s and the Seller’s obligation to close under Section 2.2 unable to be satisfied by the Outside Date and such violation or breach has not been waived by the Seller or cured by the Purchaser within ten business days after receipt by the Purchaser of written notice thereof by the Seller; provided, that neither the Seller nor the Company is then in breach of this Agreement;

(d) by the Purchaser, if the transactions contemplated hereby have not been consummated on or before January 29, 2026 (the “Outside Date”); provided that the Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 9.1(d) if the Purchaser’s breach of this Agreement has prevented the consummation of the transactions contemplated hereby; or

(e) by the Seller, if the transactions contemplated hereby have not been consummated on or before Outside Date; provided that the Seller shall not be entitled to terminate this Agreement pursuant to this Section 9.1(e) if the Company’s or the Seller’s breach of this Agreement has prevented the consummation of the transactions contemplated hereby.

The party desiring to terminate this Agreement pursuant to clauses (b), (c), (d) or (e) of this Section 9.1 shall give written notice of such termination to the other parties hereto.

9.2 Effect of Termination. In the event this Agreement is terminated by either the Purchaser or the Seller as provided pursuant to Section 9.1, the provisions of this Agreement shall immediately become void and of no further force and effect (other than the second sentence of Section 6.2, this Section 9.2 and Article 12 hereof which shall survive the termination of this Agreement), and there shall be no liability on the part of either the Purchaser, on the one hand, and the Seller and the Company, on the other hand, to one another, except for knowing and willful breaches of the provisions of this Agreement prior to the time of such termination. For the avoidance of doubt, any breach by the Purchaser of Section 5.8 or the failure by the Purchaser to consummate the transactions contemplated by this Agreement if it is obligated to do so hereunder will be considered a knowing and willful breach of this Agreement. Nothing contained in this Article 9 will be deemed to impair the right of any party to compel specific performance by another party of its obligations under this Agreement. In the event of the termination of this Agreement by either the Purchaser or the Seller as provided pursuant to Section 9.1, the Confidentiality Agreement will survive the termination of this Agreement for a period of three years following the date of such termination (and, notwithstanding anything contained in this Agreement or the Confidentiality Agreement to the contrary, the Confidentiality Agreement term will be automatically amended to be extended for such additional three-year period).

ARTICLE 10

ADDITIONAL COVENANTS

10.1 Tax Matters.

(a) Transfer Taxes. The Seller and the Purchaser will pay fifty percent (50%) each, and will indemnify each other to the extent the other party pays more than their fifty percent (50%) share and hold the other party harmless against, fifty percent (50%) of any transfer, documentary, sales, use, registration and real property transfer or gains tax, stamp tax, excise tax, stock transfer tax, or other similar Tax and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) imposed on the Company or the Seller as a result of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), and any penalties or interest with respect to the Transfer Taxes. The Seller agrees to cooperate with the Purchaser in the filing of any returns with respect to the Transfer Taxes, including by promptly supplying any information in its possession that is reasonably necessary to complete such returns or prepare any forms or documents to reduce or eliminate any Transfer Tax. The party responsible for filing any returns relating to Transfer Taxes shall timely file such returns after first supplying the other party with copies of such filings at least five business days before Closing and accepting any reasonable comments made by the other party, and then, promptly supplying the other party with copies of such filed returns together with proof of timely filing and timely payment of applicable Transfer Taxes.

(b) Cooperation. Seller, Purchaser, the Company and the Company’s Subsidiaries shall cooperate fully, as and to the extent reasonably requested by the Seller, or Purchaser in connection with the preparation and filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes (including any supporting work papers, schedules and documents). Such cooperation shall include the retention and (upon the Seller’s or Purchaser’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Company and its Subsidiaries shall retain all books and records with respect to Tax matters pertinent to the Company or its Subsidiaries relating to any Tax periods and shall abide by all record retention agreements entered into with any taxing authority, and shall give the Seller reasonable written notice prior to transferring, destroying or discarding any such books and records prior to the expiration of the applicable statute of limitations for that Tax period, and if the Seller so request, the Company and its Subsidiaries shall allow the Seller to take possession of such books and records rather than destroying or discarding such books and records. Seller shall cooperate in good faith with Purchaser to cause to be taken any actions reasonably requested by Purchaser to effect a valid election under Section 6226 of the Code with respect to any audit of the Company or any Subsidiary for a Pre-Closing Tax Period.

(c) Tax Treatment. After the Closing the parties shall, (i) to the extent permitted or required under applicable Law, treat the Closing Date as the last day of the taxable period of the Company for all Tax purposes, and Purchaser shall cause the Company to join the “consolidated group” (as defined in Treasury Regulation Section 1.1502-1(h)) of which Purchaser is a member, effective on the day after the Closing Date, and (ii) Purchaser shall not, and shall cause its Affiliates (including the Company and its Subsidiaries) not to, (A) make an election under Treasury Regulations Section 1.1502- 76(b)(2)(ii)(D) to ratably allocate items (or make any similar election or ratably allocate items under any corresponding provision of state, local or non-U.S. law) or (B) apply the “next day” rule of Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) with respect to any of the Transaction Tax Deductions.

(d) Tax Refunds. Any refunds (or credits in lieu of refunds) of Taxes (including, for the avoidance of doubt, the excess, if any, of the finally determined amount of Accrued Income Taxes included in the calculation of Indebtedness over the actual Tax liability of the Company or any of its Subsidiaries upon the filing of the Tax Returns attributable to such Accrued Income Taxes), plus any interest attributable thereto, that are received by Purchaser (or its Affiliates) or the Company or any of its Subsidiaries, and any amounts credited against Taxes, plus any interest attributable thereto, to which Purchaser (or its Affiliates) or the Company or any of its Subsidiaries become entitled, that relate to a Pre- Closing Tax Period of the Company and/or its Subsidiaries, shall be for the account of Purchaser (and not Seller).

(e) Post-Closing Actions. After the Closing, Purchaser shall not, and shall cause its Affiliates (including the Company and its Subsidiaries) to not, (i) file any Tax Returns with respect to the Company or any of its Subsidiaries for a Pre-Closing Tax Period, except as provided in Section 10.1(f) and shall not file such Tax Returns filed pursuant to Section 10.1(f) in a manner inconsistent with past practice or in a jurisdiction where such entity, as applicable, has not historically filed Tax Returns, (ii) amend, file, supplement or re-file any Tax Returns with respect to Company or any of its Subsidiaries for a Pre-Closing Tax Period, (iii) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to Company or any of its Subsidiaries, (iv) make or change any Tax election that has retroactive effect to a Pre-Closing Tax Period of Company or any of its Subsidiaries (including an election under Section 336 or 338 of the Code or any similar provision of non-U.S., state or local Law in respect of the Transactions contemplated by this Agreement), (v) initiate discussions or examinations with taxing authorities or make any voluntary disclosures regarding Taxes or Tax Returns of the Company or any of its Subsidiaries with respect to any Pre-Closing Tax Period, without the prior written consent of Seller (which shall not be unreasonably withheld, conditioned or delayed), provided, that, for the avoidance of doubt, registering or qualifying the Company or the Operating Company to do business, including for tax, after the Closing in any jurisdiction and compliance with the requirements thereof shall not constitute a breach of this provision, (vi) compromise, concede or settle any Tax liability of the Company or any of its Subsidiaries, (vii) change any Tax annual accounting period or adopt or change any Tax accounting method, or (viii) otherwise take any action in respect of Taxes, in each case that could reasonably be expected to increase Seller’s obligation for Taxes or decrease the amount owed to Seller pursuant to this Agreement (including a decrease in the Purchase Price). For purposes of computing Accrued Income Taxes or Net Working Capital, any item of income or gain recognized on the Closing Date resulting from any transaction that is outside the Ordinary Course of Business that is effected by Purchaser (or any of its Affiliates) following the Closing shall be ignored.

(f) Tax Returns. After the Closing, Purchaser shall prepare and file, or cause to be prepared and filed, all income Tax Returns for the Company and its Subsidiaries for all Pre-Closing Tax Periods and Straddle Periods the due date of which is after the Closing Date. Each such Tax Return shall be prepared in a manner that is reasonably consistent with past customs and practice of the relevant entity; provided that all Transaction Tax Deductions shall be included on such Tax Returns of the Company for the Pre-Closing Tax Periods, except to the extent required by applicable Law. At least twenty (20) days prior to the date on which each such Tax Return is due or each such Tax Return that could impact the proceeds under this Agreement is due, Purchaser shall submit such Tax Return to Seller for Seller’s review and reasonable comment. Purchaser shall incorporate any reasonable comments provided by Seller; provided that Purchaser shall not be required to accept any comment that has the effect of increasing the income Tax liability of the Purchaser, the Company or any Subsidiary and such comments are inconsistent with the provisions on this Section 10.1.

(g) Allocation of Taxes for a Straddle Period. With respect to the Taxes for any Straddle Period, the portion of such Taxes that are allocable to the portion of such Straddle Period that is a Pre-Closing Tax Period shall be an amount equal to: (1) in the case of any gross receipts, income, payroll or similar Taxes, the portion of such Taxes allocable to the portion of the Straddle Period ending on or before the Closing Date, as determined on the basis of a deemed closing at the end of the Closing Date of the books and records of the Company except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), shall be allocated on a daily basis, provided that any depreciation or amortization deductions with respect to property placed in service in a Tax period that ends on or before the Closing Date shall be apportioned to the Pre-Closing Tax Period by taking into account any accelerated depreciation or expensing allowable under the Code; and (2) in the case of any Taxes not described in clause (1), the Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period from the beginning of the Straddle Period through and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period; provided, that any transactions or events occurring outside of the Ordinary Course of Business on the Closing Date after the Closing will be treated as occurring in the portion of the Straddle Period beginning after the Closing Date.

(h) Intentionally omitted.

(i) Indemnification; Setoff. From and after the Closing, Seller shall pay, indemnify and hold the Purchaser and its Affiliates (including, after the Closing, the Company and its Subsidiaries) harmless for, from and against any and all liabilities for Tax (or the non-payment thereof) for any Pre-Closing Tax Period only for those Taxes specifically set forth on Schedule 10.1(i)(the “Specified Taxes”) (except to the extent those Specified Taxes are included in the Purchase Price as finally determined pursuant to Section 1.5(a)), provided, that, (i) the aggregate maximum amount of Seller’s liability for Specified Taxes pursuant to this Section 10.1(i) shall be $4,000,000 and (ii) the sole source of payment or recovery for Purchaser and its Affiliates pursuant to this Section 10.1(i) shall be the rights of set-off set forth in Section 1.6(j) with respect to the Earnout Payment, if any.

10.2 No Survival; Certain Waivers.

(a) Each of the representations and warranties and the covenants and agreements (to the extent such covenant or agreement contemplates or requires performance by such party prior to the Closing) of the parties hereto set forth in this Agreement or any other document contemplated hereby, or in any certificate delivered hereunder or thereunder, will terminate effective immediately as of the Closing. Each covenant and agreement requiring performance at or after the Closing will, in each case, expressly survive the Closing in accordance with its terms, and if no term is specified, then for 20 years following the Closing Date, and nothing in this Section 10.2 will be deemed to limit any rights or remedies of any Person for breach of any such surviving covenant or agreement (with it being understood that the Purchaser will also be liable for breach of any covenant or agreement requiring performance by the Purchaser or any of its Subsidiaries after the Closing, and that nothing herein will limit or affect the Purchaser’s or any of its Affiliates’ liability for the failure to pay any portion of the Purchase Price or any other amounts payable by them (in whole or in part) as and when required by this Agreement).

(b) The Purchaser knowingly, willingly, irrevocably and expressly acknowledges and agrees, on the Purchaser’s own behalf and on behalf of the Purchaser Group, that, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action any of them may have against any Seller Party relating to the operation of the Company or any of its Subsidiaries or their respective businesses or relating to the subject matter of this Agreement or any other document contemplated hereby, and the transactions contemplated by this Agreement, whether or not arising under, or based upon, any Law (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy) are hereby irrevocably waived. Furthermore, without limiting the generality of this Section 10.2, no action, suit, claim, investigation or proceeding will be brought, encouraged, supported or maintained by, or on behalf of, any member of the Purchaser Group (including, after the Closing, the Company and its Subsidiaries) against any Seller Party, and no recourse will be sought or granted against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties, covenants or agreements of the Company, the Seller or any other Person set forth or contained in this Agreement or any other document contemplated hereby or any certificate, instrument, opinion, agreement or other document of the Company, the Seller or any other Person delivered hereunder, the subject matter of this Agreement or any other document contemplated hereby, the transactions contemplated by this Agreement, including the business, the ownership, operation, management, use or control of the business of the Company and its Subsidiaries, any of their assets, or any actions or omissions at, or prior to, the Closing. Furthermore, without limiting the generality of this Section 10.2, subject to Section 9.1, the Purchaser will not be entitled to rescind this Agreement or treat this Agreement as terminated by reason of any breach of this Agreement, and the Purchaser knowingly, willingly, irrevocably and expressly waives any and all rights of rescission it may have in respect of any such matter. Purchaser knowingly, willingly, irrevocably and expressly agrees, on its own behalf and on behalf of the Purchaser Group (including, after the Closing, the Company and its Subsidiaries), to indemnify and hold harmless each Seller Party from and against, and in respect of, any and all liabilities, losses, damages, obligations, costs or expenses incurred by or on behalf of any Seller Party as a result of any such action, suit, claim, investigation or proceeding brought or maintained by any member of the Purchaser Group (including, after the Closing, the Company and its Subsidiaries) against any Seller Party in contravention of this Section 10.2.

(c) The Purchaser knowingly, willingly, irrevocably and expressly acknowledges and agrees, on its own behalf and on behalf of the Purchaser Group, that the agreements contained in this Section 10.2 (i) require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for 20 years and will not be subject to any of the survival or exclusive remedy provisions of this Section 10.2, and (ii) are an integral part of the transactions contemplated by this Agreement, and that, without the agreements set forth in this Section 10.2, the Company would not enter into this Agreement. Nothing set forth in this Section 10.2 shall limit any claims or remedies for Fraud.

10.3 Acknowledgment.

(a) The Purchaser knowingly, willingly, irrevocably and expressly acknowledges and agrees, on its own behalf and on behalf of the Purchaser Group, that it has conducted to its full satisfaction an independent investigation and verification of the business, financial condition, results of operations, assets, liabilities, properties, Contracts and prospects of the Company and its Subsidiaries, and, in making its determination to proceed with the transactions contemplated by this Agreement, the Purchaser has relied solely on the results of its own independent investigation and verification and has not relied on, is not relying on, and will not rely on, the Company, the Seller, the confidential information presentation and management presentation prepared by Harris Williams (collectively, the “Information Presentation”), that certain datasite administered by DataSite (the “Dataroom”), the Projections or any other information, statements, disclosures or materials, in each case whether written or oral, provided by, or as part of, any of the foregoing or the Company or any of its Affiliates, or any failure of any of the foregoing to disclose or contain any information, except for the representations and warranties of the Company expressly and specifically set forth in Article 3 and the representations and warranties of the Seller expressly and specifically set forth in Article 4, in each case, as qualified by the Disclosure Schedules and the terms and conditions (including limitations and exclusions) of this Agreement. The Purchaser knowingly, willingly, irrevocably and expressly acknowledges and agrees, on its own behalf and on behalf of the Purchaser Group, that: (i) the representations and warranties of the Company expressly and specifically set forth in Article 3 and the representations and warranties of the Seller expressly and specifically set forth in Article 4, in each case, as qualified by the Disclosure Schedules and in accordance with the express terms and conditions (including limitations and exclusions) of this Agreement, are the sole and exclusive representations, warranties, and statements of any kind made to the Purchaser and on which the Purchaser may rely in connection with the transactions contemplated by this Agreement and (ii) all other representations, warranties and statements of any kind or nature expressed or implied, whether in written, electronic or oral form, including (A) the completeness or accuracy of, or any omission to state or to disclose, any information (other than solely to the extent required by the representations and warranties expressly and specifically set forth in Article 3 or Article 4, in each case, as qualified by the Disclosure Schedules and the terms and conditions of (including the limitations and exclusions in) this Agreement), including in the Information Presentation, the Dataroom, the Projections, meetings, calls or correspondence with management of the Company or any of its Subsidiaries, any Seller Party or any of their respective Affiliates and (B) any other statement relating to the historical, current or future business, financial condition, results of operations, assets, liabilities, properties, Contracts and prospects of any of the Company or its Subsidiaries, or the quality, quantity or condition of the Company’s or its Subsidiaries’ assets, are, in each case, specifically disclaimed by the Company, on its behalf and on behalf of each Seller Party. The Purchaser, on its own behalf and on behalf of the Purchaser Group, knowingly, willingly, irrevocably and expressly: (x) disclaims reliance on the items in clause (ii) of the immediately preceding sentence and (y) acknowledges and agrees that it has relied on, is only relying on and will only rely on, the items in clause (i) of the immediately preceding sentence. Without limiting the generality of the foregoing, the Purchaser knowingly, willingly, irrevocably and expressly acknowledges and agrees, on its own behalf and on behalf of the Purchaser Group, that neither the Company, nor any other Person (including any Seller Party), has made, is making or is authorized to make, and the Purchaser, on its own behalf and on behalf of the Purchaser Group, hereby knowingly, willingly and irrevocably waives, any representation or warranty (whether in written, electronic or oral form), express or implied, as to the quality, merchantability, fitness for a particular purpose, or condition of the Company’s and its Subsidiaries’ business, operations, assets, liabilities, prospects or any portion thereof, except solely to the extent expressly set forth in Article 3 or Article 4, in each case, as qualified by the Disclosure Schedules and the terms and conditions of, including the limitations and exclusions in, this Agreement.

(b) Without limiting the generality of the foregoing, in connection with the investigation by the Purchaser of the Company and its Subsidiaries, the Purchaser and its Affiliates, and the representatives of each of the foregoing, have received or may receive, from or on behalf of the Company, certain projections, forward-looking statements and other forecasts (whether in written, electronic or oral form, and including in the Information Presentation, the Dataroom, management meetings, etc.) (collectively, the “Projections”). The Purchaser knowingly, willingly, irrevocably and expressly acknowledges and agrees, on its own behalf, and on behalf of the Purchaser Group, that (i) such Projections are being provided solely for the convenience of the Purchaser to facilitate their own independent investigation of the Company and its Subsidiaries, (ii) there are uncertainties inherent in attempting to make such Projections, (iii) the Purchaser is familiar with such uncertainties and (iv) the Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all Projections (including the reasonableness of the assumptions underlying such Projections).

(c) The Purchaser knowingly, willingly, irrevocably and expressly acknowledges and agrees, on its own behalf and on behalf of the Purchaser Group, that it will not assert, institute or maintain, and will cause the other members of the Purchaser Group not to assert, institute or maintain, any action, suit, claim, investigation or proceeding of any kind whatsoever, including a counterclaim, cross-claim or defense, regardless of the legal or equitable theory under which such liability or obligation may be sought to be imposed, that makes any claim contrary to the agreements and covenants set forth in this Section 10.3, including any such action, suit, claim, investigation or proceeding with respect to the distribution to the Purchaser or any member of the Purchaser Group, or the Purchaser’s or any member of the Purchaser Group’s use, of the Information Presentation, the Dataroom, the Projections or any other information, statements, disclosures or materials, in each case whether written or oral, provided by them or Seller or its Affiliates or any failure of any of the foregoing to disclose any information.

(d) The Purchaser knowingly, willingly, irrevocably and expressly acknowledges and agrees, on its own behalf and on behalf of the Purchaser Group, that the agreements contained in this Section 10.3 (i) require performance after the Closing to the maximum extent permitted by applicable Law and will survive the Closing for 20 years pursuant to the provisions of Section 10.2, and (ii) are an integral part of the transactions contemplated by this Agreement and that, without these agreements set forth in this Section 10.3, the Company would not enter into this Agreement. Nothing set forth in this Section 10.3 shall limit any claims or remedies for Fraud.

10.4 Further Assurances. From time to time, as and when requested by any party hereto and at such party’s expense, each other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

10.5 Consents. The Purchaser acknowledges that certain consents to the transactions contemplated by this Agreement may be required from parties to contracts, leases, licenses or other agreements to which the Company or its Subsidiaries is a party (including certain of the contracts set forth on Schedule 3.9(a)) and such consents have not been obtained. The Purchaser agrees and acknowledges that none of the Seller, the Company or its Subsidiaries will have any liability whatsoever to the Purchaser (and the Purchaser will not be entitled to assert any claims) arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the default, acceleration or termination of any such contract, lease, license or other agreement as a result thereof. The Purchaser further agrees that no representation, warranty, covenant or agreement of the Company or the Seller contained herein will be breached or deemed breached and no condition of the Purchaser will be deemed not to be satisfied as a result of the failure to obtain any consent or as a result of any such default, acceleration or termination or any Action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any consent or any such default, acceleration or termination.

10.6 Disclosure Generally. All references to this Agreement herein or in any of the Disclosure Schedules shall be deemed to refer to this entire Agreement, including all Disclosure Schedules.

10.7 Releases.

(a) Effective upon the Closing, each of the Purchaser, the Company and its Subsidiaries, in each case on behalf of itself and its Affiliates and their respective successors and assigns (collectively, the “Purchaser Releasers”), hereby irrevocably waives, acquits, remises, discharges and forever releases each of the Seller Parties from any and all liabilities and obligations to such Purchaser Releasers of any kind or nature whatsoever, whether in the capacity as an equityholder of the Company or otherwise, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, matured or unmatured or determined or determinable, and whether arising under any Law, contract, agreement, arrangement, commitment, undertaking or understanding, whether written or oral (other than this Agreement and any of the other agreements executed and delivered in connection herewith, but, in each case, only to the extent set forth herein or therein) or otherwise at law or in equity, and each of the Purchaser Releasers hereby agrees that it shall not seek to recover any amounts in connection therewith or thereunder from any of the Seller Parties (except as provided for in this Agreement or any of the other agreements executed and delivered in connection herewith, but, in each case, only to the extent set forth herein or therein).

(b) Effective upon the Closing, the Seller, on behalf of itself and its Affiliates and their respective successors and assigns (collectively, the “Seller Releasers”), hereby irrevocably waives, acquits, remises, discharges and forever releases each of the Purchaser Releasers from any and all liabilities and obligations to such Seller Releasers of any kind or nature whatsoever, in the capacity as an equityholder of the Company, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, matured or unmatured or determined or determinable, and whether arising under any Law, contract, agreement, arrangement, commitment, undertaking or understanding, whether written or oral (other than this Agreement and any of the other agreements executed and delivered in connection herewith, but, in each case, only to the extent set forth herein or therein) or otherwise at law or in equity, and each of the Seller Releasers hereby agrees that it shall not seek to recover any amounts in connection therewith or thereunder from any of the Purchaser Releasers (except as provided for in this Agreement or any of the other agreements executed and delivered in connection herewith, but, in each case, only to the extent set forth herein or therein).

10.8 R&W Policy. The Purchaser and its Affiliates shall not amend, waive or otherwise modify the R&W Policy in any manner that would allow the insurer thereunder or any other Person to subrogate or otherwise make or bring any Action against Seller or any of its Affiliates or any past, present or future director, manager, officer, employee or advisor of any of the foregoing based upon, arising out of, or related to this Agreement or any other document or certificate contemplated hereby or delivered in connection herewith, or the negotiation, execution or performance of this Agreement or any other document or certificate contemplated hereby or delivered in connection herewith.

ARTICLE 11

DEFINITIONS

11.1 Definitions. For purposes hereof, the following terms when used herein shall have the respective meanings set forth below:

“280G Approval” has the meaning set forth in Section 6.8.

“401(k) Plan” means that certain SaveWise Pooled Employer Plan, effective January 1, 2024 (as amended, restated or otherwise modified from time to time), which is a multiple employer plan.

“Accrued Income Taxes” means an amount (which may be a positive or negative number) equal to (a) the liability for unpaid accrued income Taxes of the Company and its Subsidiaries for any Pre-Closing Tax Period (or portion thereof) for which (i) a Tax Return has not been filed prior to the Closing in jurisdictions where the Company or its Subsidiaries filed a Tax Return for the last Tax period for which a Tax Return was due (taking into account any applicable extensions) or which the Company or its Subsidiaries commenced activities after the end of such Tax period and the original due date (including applicable extensions) of such Tax Return is after the Closing Date or (ii) a Tax Return has been filed prior to the Closing but the Taxes shown as due on such Tax Return have not been fully paid prior to the Closing (but only to the extent of such unpaid Taxes), minus (b) the amount of any income Tax assets (including any Tax refund, receivable, or amount credited against any income Tax of the Company or its Subsidiaries for any Pre-Closing Tax Period (or portion thereof), including any overpayments of income Tax or estimated income Tax). In determining the amount of the Accrued Income Taxes, such amount shall: (i) except as otherwise provided in this definition, be calculated in accordance with the past customs and practices of the Company and its Subsidiaries in preparing their income Tax Returns (including reporting positions, jurisdictions, elections, and accounting and valuation methods), (ii) be calculated without regard to any financing or refinancing arrangements entered into at any time by or at the direction of the Purchaser or any of its Affiliates, (iii) be calculated in a manner consistent with the principles set forth in Section 10.1(g) in the case of a Straddle Period, (iv) exclude any Taxes that result from an action taken, or election made, by Purchaser or any of its Affiliates (including the Company or its Subsidiaries) after the Closing, (v) exclude any liabilities for accruals or reserves established or required to be established with respect to contingent incomes Taxes or with respect to uncertain Tax positions, (vi) exclude all deferred Tax liabilities established or required to be established, (vii) exclude any Taxes attributable to deferred revenue or prepaid amounts that are (or, but for the transactions contemplated by this Agreement, would be) recognized for income Tax purposes in a taxable period (or portion thereof) beginning after the Closing Date, (viii) be calculated with regard to Transaction Tax Deductions, and (ix) be calculated utilizing net operating losses to the maximum extent permitted by Law.

“Acquisition Date” means October 2, 2023.

“Acquisition Transaction” has the meaning set forth in Section 6.6.

“Action” means any action, suit, proceeding, investigation, order or government charge.

“Adjustment Escrow Amount” means $10,000,000.00.

“Adjustment Escrow Funds” means, as of any date of determination, the excess (if any) of Adjustment Escrow Amount (excluding any interest accrued on the Adjustment Escrow Amount) minus the sum of all distributions and other payments to any Person from the Adjustment Escrow Amount paid pursuant to the terms of the Escrow Agreement on or prior to such date of determination.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, Contract or otherwise.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law).

“Agreed Accounting Principles” means the same accounting methods, policies, practices, procedures, classifications, judgments or estimation methodologies used in the example calculation set forth on Schedule 11.1(a).

“Agreement” has the meaning set forth in the Preamble.

“Anti-Bribery and Corruption Laws” has the meaning set forth in Section 3.20

“Attorney-Client Communication” means any communication occurring on or prior to Closing between Law Firm, on the one hand, and the Company, its Subsidiaries, the Seller, or any of their respective Affiliates, on the other hand, that relates to the Transaction, including any representation, warranty, or covenant of any party under this Agreement or any related agreement.

“Base Purchase Price” means $1,000,000,000.

“Business” means the business of the Company and its Subsidiaries as conducted, and as contemplated to be conducted, on the Closing Date.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are not required or authorized by Law to be closed in Houston, Texas.

“Closing” has the meaning set forth in Section 1.3.

“Closing Cash” means, with respect to the Company and its Subsidiaries, as of 12:01 A.M. Central Time on the Closing Date, all cash, cash equivalents, restricted cash and marketable securities held by the Company and its Subsidiaries at such time, determined in accordance with GAAP, using the same accounting methods, policies, practices, procedures, classifications, judgments or estimation methodologies used in the Latest Balance Sheet. For avoidance of doubt, Closing Cash shall (a) be calculated net of issued but uncleared checks and drafts and (b) include checks and drafts deposited or available for deposit for the account of the Company or any of its Subsidiaries that are cleared following the Closing.

“Closing Date” has the meaning set forth in Section 1.3.

“Closing Indebtedness” means the Indebtedness outstanding as of immediately prior to the Closing.

“Closing Net Working Capital” means, with respect to the Company and its Subsidiaries, as of 12:01 A.M. Central Time on the Closing Date, the meaning set forth on Schedule 11.1(b) using the same line items set forth on Schedule 11.1(b) and calculated in accordance with the Agreed Accounting Principles. For the avoidance of doubt, the determination of Closing Net Working Capital and the preparation of the Preliminary Closing Statement will take into account only those components (i.e., only those line items) and adjustments reflected on Schedule 11.1(b). Further to the preceding sentence, the determination of the Estimated Purchase Price and the Purchase Price will be in accordance with the Agreed Accounting Principles (and without any change in or introduction of any new reserves), and without duplication to any items counted in such determination.

“Closing Transaction Expenses” means, to the extent unpaid immediately prior to the Closing, (i) the aggregate amount of fees and expenses of the Company and its Subsidiaries incurred in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby for investment banking services, legal services, accounting and tax services; (ii) any transaction, retention, change in control or similar bonuses, severance, or other similar amounts payable to any director, officer, employee or other individual service provider of the Company or its Subsidiaries solely as a result of the transactions contemplated by this Agreement (including the employer-paid portion of any employment or payroll, social security, unemployment or similar Taxes that become payable in connection with payment thereof), but excluding any “double-trigger” payments or benefits or any payments or benefits (including severance) that result from any termination made by, at the request of, or with approval of, Purchaser or its Affiliates; and (iii) the aggregate amount payable with respect to the Optionholders (including the amounts required to be withheld therefrom under applicable Law (including the employer- paid portion of any employment or payroll, social security, unemployment or similar Taxes) that become payable in connection with the payment thereof) (the “Option Proceeds”); provided, however, that “Closing Transaction Expenses” shall exclude (x) any amounts payable by the Purchaser in connection with the “tail” policy pursuant to and in accordance with Section 6.7, (y) any liabilities included within the definitions of Estimated Net Working Capital, Closing Net Working Capital, Estimated Indebtedness or Closing Indebtedness that are included in the determinations of such amounts, and (z) any amounts based upon or arising from any arrangements put in place by, or by the Company or any of its Subsidiaries at the request of, the Purchaser.

“Code” has the meaning set forth in Section 3.12(a).

“Company” has the meaning set forth in the Preamble.

“Company Owned Intellectual Property” means any Intellectual Property that is or is purported to be owned or exclusively licensed by the Company or any of its Subsidiaries.

“Company Software” means all software (including object code, source code and firmware) that is or is purported to be owned or exclusively licensed by the Company or any of its Subsidiaries.

“Confidentiality Agreement” has the meaning set forth in Section 6.2.

“Continuing Employees” means the employees who are employed by the Company or any of its Subsidiaries as of the Closing Date.

“Contract” means any written or oral agreement, contract, lease, license, instrument, note, commitment, undertaking, arrangement, or obligation of any kind, nature, or description, including all amendments, supplements, exhibits, schedules, and other modifications thereto.

“Data” means all data (including Personal Data) and information that is collected, created, used, disclosed, transferred, transmitted, stored, managed, controlled, hosted, disposed of, retained, processed, analyzed or otherwise handled by or on behalf of the Company or its Subsidiaries, including by third-party service providers, in connection with the Business.

“D&O Indemnitee” has the meaning set forth in Section 7.2(a).

“Disclosure Schedules” has the meaning set forth in Article 3.

“Dispute Resolution Firm” has the meaning set forth in Section 1.5(a).

“Earnout Amount” means an amount, not less than zero, equal to (i) the revenue minus the cost of goods sold, determined in accordance with the accounting methods, policies, practices, procedures, classifications, judgments and methodologies used in the example calculation set forth on Schedule 1.6, and to the extent not otherwise addressed therein, GAAP, of the Flushing Business (whether generated by the Operating Company, Purchaser or any other Subsidiary or Affiliate of Purchaser) on a standalone basis during the Earnout Period (“Gross Profit”), multiplied by 5.65, minus (ii) an amount equal to the Base Purchase Price, provided, that, in no circumstance will the Earnout Amount exceed $250,000,000. For purposes of the determination of Gross Profit, (w) specified projects of the Operating Company set forth on Schedule 1.6 will be excluded, (x) shared resources and corporate overhead will be taken into account in the calculation of Gross Profit only to the extent and in the manner set forth on Schedule 1.6, (y) any intercompany services provided by or on behalf of the Flushing Business as operated by the Company or the Operating Company to the Purchaser or any of its Subsidiaries or Affiliates (other than the Company or the Operating Company) shall be included in the calculation of revenue at the then-prevailing arms’ length rate for such service and (z) (I) intercompany engineering services provided by or on behalf of the Purchaser or any of its Subsidiaries or Affiliates (other than the Company or the Operating Company) to the Company or the Operating Company shall be included in the calculation of the cost of goods sold at rates equivalent to those paid by the Operating Company to Thermal Engineering Design, LLC, and (II) sales commissions payable to salespersons provided by or on behalf of the Purchaser or any of its Subsidiaries or Affiliates (other than the Company or the Operating Company) to obtain or service Contracts for the Flushing Business shall be included in the calculation of cost of goods sold in accordance with Purchaser’s historic practices with respect to the payment of commissions and provided, for the avoidance of doubt, that no commissions shall be included with respect to projects in the Company or the Operating Company’s backlog or pipeline as of the Closing. The Operating Company shall deliver a backlog and pipeline schedule three (3) Business Days prior to the Closing, a sample of which is attached hereto as Schedule 11.1(e).

“Earnout Payment Date” has the meaning set forth in Section 1.6(d).

“Earnout Period” means (a) if the Closing occurs on or prior to January 1, 2026, the period beginning January 1, 2026 and ending December 31, 2026 and (b) if the Closing occurs after January 1, 2026, then the period beginning on the first day of the first full month following the Closing Date and ending on the date which is twelve months thereafter.

“Earnout Objections Statement” has the meaning set forth in Section 1.6(b).

“Earnout Statement” has the meaning set forth in Section 1.6(b).

“Electronic Delivery” has the meaning set forth in Section 12.15.

“Environmental and Safety Requirements” means all Laws concerning occupational health and safety, pollution or protection of the environment, including all such Laws relating to the emission, discharge, release or threatened release of any chemicals, petroleum, pollutants, contaminants or hazardous or toxic materials, substances or wastes into ambient air, surface water, groundwater or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any chemicals, petroleum, pollutants, contaminants or hazardous or toxic materials, substances or waste.

“ERISA” has the meaning set forth in Section 3.12(a).

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with a Person or any of their Affiliates as a “single employer” within the meaning of Section 414 of the Code.

“Escrow Agent” means Acquiom Clearinghouse LLC.

“Escrow Agreement” means the Escrow Agreement, to be dated as of the Closing Date, by and among the Seller, the Purchaser and the Escrow Agent, in substantially the form as set forth in Exhibit D attached hereto.

“Estimated Cash” has the meaning set forth in Section 1.2(b).

“Estimated Closing Statement” has the meaning set forth in Section 1.2(b).

“Estimated Indebtedness” has the meaning set forth in Section 1.2(b).

“Estimated Net Working Capital” has the meaning set forth in Section 1.2(b).

“Estimated Purchase Price” has the meaning set forth in Section 1.2(b).

“Estimated Transaction Expenses” has the meaning set forth in Section 1.2(b).

“Financial Statements” has the meaning set forth in Section 3.5(a).

“Flushing Business” means the business of designing, manufacturing, marketing, distributing, installing, selling, offering to sale, or resale of products or services for data center, semi-conductor, commercial or industrial mechanical flushing services, purging solutions and related services (including, but not limited to, water treatment, post-circulation, system fill, air separation and water haul off) and design of, or consultancy services for fluid networks as it relates to mechanical flushing services and purging solutions and, for the avoidance of doubt, including all services and offerings conducted by the Operating

Company or as contemplated to be conducted by the Operating Company, on the Closing Date, but excluding (a) design, manufacture, marketing, distributing, selling, offering to sale, or resale of Purchaser’s infrastructure solutions products and/or thermal management products (including but not limited to, Vertiv SmartRun, Vertiv CDU products, or the commissioning, maintenance, and/or repair of such products (other than, for the avoidance of doubt, flushing)) and (b) any sales of goods or provision of services by Purchaser or any of its Affiliates (other than the Company and the Operating Company) with respect to the projects set forth on Schedule 11.1(c).

“Fraud” means an act, committed by a party to this Agreement, with intent to deceive another party to this Agreement, in connection with this Agreement and requires (i) a false representation of a material fact made in Article 3, Article 4 or Article 5 by such party; (ii) with actual knowledge (not imputed or constructive knowledge) that such representation is false; (iii) with an intention to induce the party to whom such representation is made to act or refrain from acting in reliance upon it; (iv) causing that party, in justifiable reliance upon such false representation and with ignorance to the falsity of such representation, to take or refrain from taking action; and (v) causing such party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” shall not include any type of constructive or equitable fraud.

“GAAP” means generally accepted accounting principles in the United States, consistently applied by the Company.

“Governmental Authority” means any federal, state, provincial, local, foreign or other governmental or administrative body, instrumentality, department, ministry or agency, self-regulatory organization (including the New York Stock Exchange), or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Gross Profit” has the meaning set forth in the definition of Earnout Amount set forth in this Section 11.1.

“Hazardous Materials” means the following: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental and Safety Requirements; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls, molds, and per-and polyfluoroalkyl substances (PFAS).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means (a) the unpaid principal amount of, and accrued interest on, all indebtedness for borrowed money of the Company and its Subsidiaries, (b) any obligations under finance leases with respect to which the Company or any of its Subsidiaries is liable, determined on a consolidated basis in accordance with GAAP (excluding any capital leases that would have been treated as operating leases for purposes of GAAP prior to the effectiveness of FASB ASC 842), (c) breakage costs payable upon termination on the Closing Date of any obligations of the Company or any of its Subsidiaries under interest rate swap, currency swap, forward currency or interest rate Contracts or other interest rate or currency hedging arrangements, (d) Accrued Income Taxes;(e) all outstanding reimbursement obligations in respect of drawn letters of credit issued for the account of the Company or any of its Subsidiaries, (f) obligations of the Company or its Subsidiaries for payments to Seller or any of its Affiliates (including without limitation unpaid board, advisory or management fees), and (g) breakage costs under any interest rate, currency or other hedging agreements. Notwithstanding the foregoing, Indebtedness does not include (i) any operating lease obligations, (ii) any intercompany obligations between or among only the Company and its Subsidiaries, (iii) any undrawn letters of credit, (iv) any deferred revenue, (v) any performance bond, banker acceptances or similar obligations, (vi) obligations with respect to capital expenditures, or (vii) any liabilities included in the computation of Estimated Net Working Capital, Closing Net Working Capital, Estimated Transaction Expenses or Closing Transaction Expenses.

“Intellectual Property” means any and all intellectual property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all: (a) patents, patent applications, patent disclosures and patentable inventions (including but not limited to extensions, continuations and continuations in part); (b) trademarks, service marks, trade names, brand names, logos, trade dress, design rights and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (c) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Authority, web pages, websites and related content, accounts with Twitter, Facebook and other social media companies and the content found thereon and related thereto, and URLs; (d) works of authorship, expressions, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral and neighboring rights, and all registrations, applications for registration and renewals of such copyrights; (e) inventions, discoveries, trade secrets, business and technical information and know-how, Data (but excluding any Personal Data), databases, data collections, rights in software (whether in source code or object code form) and other confidential and proprietary information and all rights therein.

“Interests” has the meaning set forth in Section 3.4.

“Interim Financial Statements” has the meaning set forth in Section 3.5(a).

“knowledge of the Company”, “to the Company’s knowledge” or other similar phrases means the actual knowledge of each of Russell Buras, Casey Skelton, Denise Tait, Lance Dove, George Land and Wes Johnson (collectively, the “Key Employees”), after reasonable inquiry.

“Latest Balance Sheet” has the meaning set forth in Section 3.5(a).

“Law” means any law, rule, regulations, judgment, injunction, order, decree or other restriction of any Governmental Authority.

“Law Firm” means DLA Piper LLP (US).

“Leased Real Property” has the meaning set forth in Section 3.7(b).

“Liens” means liens, mortgages, security interests, charges or other encumbrances.

“Lower Target Net Working Capital” means $33,419,000.00.

“Material Adverse Effect” means, with respect to the Company and its Subsidiaries, taken as a whole, any change, occurrence, event or development that has had or would be reasonably likely to have a material adverse effect on (a) the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Seller or the Company to perform its obligations under this Agreement; provided, however, that, in the case of clause (a), none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: any change, occurrence, event or development attributable to (i) the negotiation, execution, announcement or pendency of the transactions contemplated by this Agreement or the identity of, or any facts related, to, the Purchaser or any of its Affiliates, or its future plans for the business of the Company and its Subsidiaries, including the impact thereof on relationships, contractual or otherwise, with, or actual or potential loss or impairment of, customers, suppliers, landlords, distributors, partners or employees, or on revenue, profitability and cash flows; (ii) conditions affecting any industry in which the Company and its Subsidiaries participate, the U.S. or world economy as a whole or the U.S. or global capital or financial markets in general or the markets in which the Company and its Subsidiaries operate (including the imposition of tariffs); (iii) compliance with the terms of, or the taking of any action required by, this Agreement; (iv) the taking of any action, or failing to take any action, at the request of Purchaser, or the taking of any action by Purchaser; (v) any change in applicable Laws or the interpretation thereof; (vi) actions required to be taken under applicable Laws; (vii) any change in GAAP or other accounting requirements or principles; (viii) any change in the cost or availability or other terms of any financing to be obtained by Purchaser; (ix) any failure by the Company and its Subsidiaries to meet financial forecasts, projections or estimates; provided, that this clause (ix) shall not prevent a determination that any change or effect underlying such failure to meet financial forecasts, projects or estimates has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect); (x) national or international political or social conditions, including the commencement, continuation or escalation of a war, acts of violence (whether foreign or domestic), civil unrest or civil disturbances (including rioting, protesting and looting), material armed hostilities or other material international or national calamity or act of terrorism directly or indirectly involving the U.S.; (xi) any epidemic, pandemic, outbreak of an infectious disease or other public health crisis and the response of any Governmental Authority thereto (including COVID-19); or (xii) any “act of God,”, including weather, natural disasters, natural conditions and earthquakes provided, however, that in the case of clauses (ii), (v) and (x) through (xii), the impact of any such change, occurrence, event or development, either alone or in combination, may be taken into account in the event that, and solely to the extent that, such change, occurrence, event or development affects the Company and its Subsidiaries, taken as a whole, in a materially disproportionate manner from other Persons carrying on a business similar to the Business and in similar circumstances.

“Material Contracts” has the meaning set forth in Section 3.9(a).

“Material Customers” has the meaning set forth in Section 3.18.

“Material Suppliers” has the meaning set forth in Section 3.18.

“Objections Statement” has the meaning set forth in Section 1.5(a).

“Open Source Software” means any software that is, or that contains or is derived in any manner (in whole or in part) from any software that is, distributed as free software, open source software, copyleft software, “freeware” or “shareware” or under similar licensing or distribution models, including software licensed pursuant to: (i) the GNU Lesser General Public License, the Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, any Creative Commons “sharealike” license, or any license that is, or is substantially similar to, a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, or (ii) any license under which any software or other materials are distributed or licensed as “free software,” “open source software” or under similar terms.

“Operating Company” means Purge Rite, LLC, a Texas limited liability company.

“Option Proceeds” has the meaning set forth in the definition of Closing Transaction Expenses.

“Optionholder” means each “Participant”, as defined in the Seller Incentive Plan, who are or were service providers to the Company or any of its Subsidiaries (including the Operating Company).

“Ordinary Course of Business” means, with respect to any Person, the usual and ordinary course of such Person’s business consistent with past custom and practice, subject to such changes that are commercially reasonable in light of the then-current operating conditions and developments with respect to such Person and not requiring approval of the board of directors or other governing body of such Person.

“Outside Date” has the meaning set forth in Section 9.1(d).

“Payment Spreadsheet” has the meaning set forth in Section 1.2(b).

“Payoff Letters” has the meaning set forth in Section 1.4(c).

“Permitted Liens” means (a) statutory liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Company and its Subsidiaries and for which appropriate reserves have been established in accordance with GAAP; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent; (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the Leased Real Property which are not violated by the current use and operation of the Leased Real Property; (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Leased Real Property which do not materially impair the occupancy or use of the Leased Real Property for the purposes for which it is currently used or proposed to be used in connection with the Business; (e) public roads and highways; (f) matters which would be disclosed by an inspection or accurate survey of each parcel of real property; (g) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (h) liens arising in connection with sales of foreign receivables; (i) liens on goods in transit incurred pursuant to documentary letters of credit; (j) purchase money liens and liens securing payments under capital lease arrangements; (k) non-exclusive licenses of Intellectual Property, (l) other liens arising in the ordinary course of business and not incurred in connection with the borrowing of money; and (m) Liens set forth on Schedule 11.1(d).

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof.

“Personal Data” means all personal data, including: information that identifies, could be used to identify, or is otherwise identifiable with an individual, including but not limited to name, physical address, telephone number, email address, financial account number or government issued identifier (including Social Security number and driver’s license number), gender, date of birth, educational or employment information, religious or political views or affiliations, marital or other status, and any other data used or intended to be used to identify, contact or precisely locate an individual (e.g., geolocation data).

“Plans” has the meaning set forth in Section 3.12(a).

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period through the end of the Closing Date.

“Preliminary Closing Statement” has the meaning set forth in Section 1.5(a).

“Purchase Price” has the meaning set forth in Section 1.2(a).

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Arrangements” has the meaning set forth in Section 6.7.

“Purchaser Benefit Plans” has the meaning set forth in Section 7.3(a).

“Purchaser Group” means the Purchaser and each of its Affiliates (including, but solely after the Closing, the Company and its Subsidiaries) and each of their respective officers, directors, employees, partners, members, managers, agents, attorneys, representatives, successors or permitted assigns.

“Purchaser Releasers” has the meaning set forth in Section 10.7(a).

“Purchaser’s Representatives” has the meaning set forth in Section 6.2.

“R&W Policy” means the buyer-side representation and warranty insurance policy (including all exhibits and endorsements thereto) issued in connection with the transactions contemplated by this Agreement in the form attached hereto as Exhibit E.

“Schedule” has the meaning set forth in Article 3.

“Seller” has the meaning set forth in the Preamble.

“Seller Earnout Statement” has the meaning set forth in Section 1.6(c).

“Seller Incentive Plan” means that certain Unit Option Plan adopted by Seller as of October 2, 2023 (as the same may have been amended after such date).

“Seller Party” means the Seller, any Affiliate of the Seller or any officer, director, manager, partner, member, employee, agent, representative, successor or permitted assign of the Seller.

“Seller Releasers” has the meaning set forth in Section 10.7(b).

“Specified Taxes” has the meaning set forth in Section 10.1(i).

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding tax, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

“Tax Returns” means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any governmental entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Transaction” means the negotiation, preparation, execution, and delivery of this Agreement and related agreements, and the consummation of the transactions contemplated hereby or thereby.

“Transaction Tax Deductions” means, without duplication, any item of loss, deduction, or credit resulting from or attributable to (a) any payments of bonuses, change of control payments, severance payments, or retention payments, any payments for, or vesting of, any stock options, restricted stock, stock appreciation rights or other equity or equity-based awards, or any other compensatory payments, management, advisory or consulting fees and other similar items (including, in each case, the amount of any employment, payroll, or similar Taxes with respect thereto), (b) the payment (or associated accrual) of any Closing Indebtedness (including any costs, fees, expenses, premiums and penalties paid or payable with respect to the payment of Closing Indebtedness and the write-off or acceleration of the amortization of deferred financing costs), and (c) the payment (or associated accrual) of amounts included in Closing Net Working Capital or Closing Transaction Expenses (including costs, fees or expenses that would have been Closing Transaction Expenses had they not been paid prior to Closing); provided that, in connection with the foregoing, the Company and its Subsidiaries shall be treated as having made an election under Revenue Procedure 2011-29, 2011-18 IRB, to treat 70% of any success-based fees as deductible in the taxable year that includes the Closing Date for U.S. federal and applicable state and local income Tax purposes.

“Transfer Taxes” has the meaning set forth in Section 10.1(a).

“Upper Target Net Working Capital” means $53,419,000.00.

“Waived 280G Benefits” has the meaning set forth in Section 6.8.

11.2 Other Definitional Provisions.

(a) Accounting Terms. Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

(b) Successor Laws. Any reference to any particular Code section or any other law or regulation will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.

ARTICLE 12

MISCELLANEOUS

12.1 Press Releases and Communications. No press release or public announcement related to this Agreement or the transactions contemplated herein, or prior to the Closing any other announcement or communication to the employees, customers or other business relations of the Company or any of its Subsidiaries shall be issued or made by any party hereto without the joint approval of the Purchaser and the Seller, except to comply with applicable Law or the rules and regulations of the New York Stock Exchange, in which case the party proposing to make such release or announcement shall provide the other party a copy of such press release, announcement or communication and a reasonable opportunity to comment on such press release, announcement or communication prior to issuance, distribution or publication; provided, however, that notwithstanding anything herein or in the Confidentiality Agreement to the contrary, Purchaser or its Affiliates may issue press releases or make such other public statements and filings regarding this Agreement or the transactions contemplated hereby as Purchaser may, in its reasonable discretion, determine are advisable or required by applicable Law or the rules and regulations of the New York Stock Exchange. Notwithstanding the foregoing, the Seller shall be allowed to disclose the terms of this Agreement and the transactions contemplated hereby (i) to authorized representatives and employees of the Seller or its Affiliates, (ii) in connection with summary information about the Seller’s or any of the Seller’s Affiliates financial condition, (iii) to any of the Seller’s Affiliates or their auditors, attorneys, financing sources, limited partners, potential investors or other agents (including in investment fund marketing materials), (iv) to any bona fide prospective purchaser of the equity or assets of the Seller or its Affiliates or (v) as required to be disclosed by order of a court of competent jurisdiction, administrative body, Governmental Authority, or by subpoena, summons or legal process, or by Law; provided that in the case of disclosures made pursuant to clauses (i) through (v), the recipient is informed of the confidential nature of such information.

12.2 Expenses. Except as otherwise expressly provided herein, the Seller, on the one hand, and the Purchaser, on the other hand, shall pay all of their own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of their obligations hereunder and the consummation of the transactions contemplated by this Agreement. For the avoidance of doubt, the Purchaser shall be responsible for all fees, costs and expenses associated with the R&W Policy.

12.3 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted via e-mail to the e-mail address, as applicable, set out below or (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service. Notices, demands and communications, in each case to the respective parties, shall be sent to the applicable address set forth below, unless another address has been previously specified in writing:

Notices to the Purchaser (and, after the Closing, the Company)

Vertiv Corporation

ATTN: Legal Department

505 N. Cleveland Ave.

Westerville, Ohio 43082

E-mail: matt.wolfe@vertiv.com

   jamie.hay@vertiv.com

with a copy (which shall not constitute notice) to:

Buchanan Ingersoll & Rooney PC

501 Grant Street Suite 200

Pittsburgh, PA 15219

Attn: Brian S. Novosel

E-mail: brian.novosel@bipc.com

Notices to the Seller (and, prior to the Closing, the Company):

Purge Rite Holdings, LLC

c/o Milton Street Capital

3131 Eastside St., Suite 300

Houston, TX 77098

Attention: Kevin Crook

Email: kcrook@miltonstreetcap.com

with a copy to:

DLA Piper LLP (US)

444 West Lake Street, Suite 900

Chicago, Illinois 60606

Attention: Alex Plakas; Alyssa Christensen

Email: alex.plakas@us.dlapiper.com; alyssa.christensen@us.dlapiper.com

12.4 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any party hereto without the prior written consent of the other parties hereto; provided that, after the Closing, the Seller may assign this Agreement to any of its direct or indirect equityholders or successors by operation of law or otherwise. Any attempted assignment or transfer in violation of this Section 12.4 shall be null and void.

12.5 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

12.6 References. The table of contents and the section and other headings and subheadings contained in this Agreement and the exhibits hereto are solely for the purpose of reference, are not part of the agreement of the parties hereto, and shall not in any way affect the meaning or interpretation of this Agreement or any exhibit hereto. All references to days or months shall be deemed references to calendar days or months. All references to “$” shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to a “Section,” “Exhibit,” “Disclosure Schedule” or “Schedule” shall be deemed to refer to a section of this Agreement, exhibit to this Agreement or a schedule to this Agreement, as applicable. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. English shall be the governing language of this Agreement. The word “threatened” means threatened in writing. The word “including” shall mean “including, without limitation”.

12.7 Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person. Any information set forth in any Schedule or incorporated in any Section of the Agreement shall be considered to have been set forth in each other Schedule and shall be deemed to modify the representations and warranties in Article 3 and Article 4 whether or not such representations and warranties refer to such Schedule or any Schedule; provided, that the applicability of such disclosure to such representation or warranty is reasonably apparent on the face of such disclosure; provided, further, that the disclosures and information in the Disclosure Schedules shall not constitute a representation or warranty and shall not expand any representation or warranty in Article 3 or Article 4. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules or Exhibits attached hereto is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Schedules or Exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter not described or included in this Agreement or in any Schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including any violation of law or breach of contract).

12.8 Amendment and Waiver. Any provision of this Agreement or the Disclosure Schedules or Exhibits hereto may be amended only in a writing signed by the Purchaser and the Seller and any provision of this Agreement or the Disclosure Schedules or Exhibits hereto may be waived only in a writing signed by the party against whom such waiver is to be effective; provided that Section 7.2 may not be amended or waived without the consent of a majority of the D&O Indemnitees. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.

12.9 Complete Agreement. This Agreement and the documents referred to herein (including the Confidentiality Agreement) contain the complete agreement between the parties hereto and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

12.10 Third-Party Beneficiaries. Certain provisions of this Agreement are intended for the benefit of the D&O Indemnitees. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement and the D&O Indemnitees any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.

12.11 Waiver of Trial by Jury. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, TO THE EXTENT PERMITTED BY LAW, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED,

EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.11.

12.12 Purchaser Deliveries. Any document or item will be deemed “delivered”, “provided” or “made available” within the meaning of the representations and warranties contained in this Agreement if such document or item (i) is included in the Dataroom or (ii) actually delivered or provided to the Purchaser or any of Purchaser’s Representatives (including via Electronic Delivery), in each case not less than one Business Day prior to the date of this Agreement.

12.13 Specific Performance.

(a) The parties agree that irreparable damage prior to a termination in the event that the Closing is not consummated in accordance with the terms of this Agreement would occur, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties acknowledge and hereby agree that in the event of any breach or threatened breach by a party of its covenants or obligations set forth in this Agreement, the other parties will be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations under this Agreement, in addition to any other remedy to which such party is entitled at law or in equity, including the right to terminate this Agreement pursuant to Article 9 and to seek money damages. Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement. Each party hereby waives (i) any defenses in any Action for specific performance, including the defense that a remedy at law would be adequate, and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

(b) Notwithstanding anything to the contrary contained in this Agreement, if an award of damages is sought against the Purchaser for any alleged breach of this Agreement by the Purchaser occurring prior to the Closing, the parties agree such damages shall not be limited to reimbursement of expenses or out-of-pocket costs and will include consequential, indirect, special or punitive damages, damages for the benefit of the bargain lost by the Company and the Seller (taking into consideration relevant matters, including the opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement and the time value of money), and diminution in value of the Company and the reimbursement of the costs and expenses of the Company and the Seller.

(c) Notwithstanding anything herein to the contrary, in no event shall this Section 12.13 be used, alone or together with any other provision of this Agreement, to require the Company to remedy any breach of any representation or warranty of the Company made herein.

12.14 Non-Recourse. This Agreement may only be enforced against, and any claim or suit based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the named parties to this Agreement and then only with respect to the specific obligations set forth herein with respect to the named parties to this Agreement (in all cases, as limited by the provisions of Section 10.2). No Person who is not a named party to this Agreement, including any past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of the Company or the Seller or any of their respective Affiliates, will have or be subject to any liability or indemnification obligation (whether in contract, tort, equity or otherwise) any claim based on, in respect of, or by reason of, the sale and purchase of the Company or its Subsidiaries, including any alleged non-disclosure or misrepresentations made by any such Persons, in each case, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise; and each party waives and releases all such liabilities and obligations against any such Persons.

12.15 Electronic Delivery. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent delivered by means of a facsimile machine or electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto will re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument will raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense related to lack of authenticity.

12.16 Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same instrument.

12.17 Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to agreements executed and performed entirely within such State, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

12.18 Consent to Jurisdiction. SUBJECT TO THE PROVISIONS OF SECTION 1.5 AND SECTION 1.6 (WHICH SHALL GOVERN ANY DISPUTE ARISING THEREUNDER), THE PARTIES AGREE THAT JURISDICTION AND VENUE IN ANY SUIT, ACTION, OR PROCEEDING BROUGHT BY ANY PARTY IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE PERFORMANCE OF THE OBLIGATIONS IMPOSED HEREUNDER SHALL PROPERLY AND EXCLUSIVELY LIE IN THE CHANCERY COURT OF THE STATE OF DELAWARE AND ANY STATE APPELLATE COURT THEREFROM IN THE STATE OF DELAWARE (OR, IF THE CHANCERY COURT OF THE STATE OF DELAWARE DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, ANY FEDERAL OR STATE COURT LOCATED IN WILMINGTON, DELAWARE). EACH PARTY ALSO AGREES NOT TO BRING ANY SUIT, ACTION, OR PROCEEDING IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE PERFORMANCE OF THE OBLIGATIONS IMPOSED HEREUNDER IN ANY OTHER COURT. BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY WITH RESPECT TO ANY SUCH SUIT, ACTION, OR PROCEEDING. THE PARTIES IRREVOCABLY AGREE THAT VENUE WOULD BE PROPER IN SUCH COURT, AND HEREBY WAIVE ANY OBJECTION THAT ANY SUCH COURT IS AN IMPROPER OR INCONVENIENT FORUM FOR THE RESOLUTION OF SUCH

SUIT, ACTION, OR PROCEEDING. THE PARTIES FURTHER AGREE THAT THE MAILING BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, OF ANY PROCESS REQUIRED BY ANY SUCH COURT SHALL CONSTITUTE VALID AND LAWFUL SERVICE OF PROCESS AGAINST THEM, WITHOUT NECESSITY FOR SERVICE BY ANY OTHER MEANS PROVIDED BY STATUTE OR RULE OF COURT. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY TO THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

12.19 Prevailing Party. In the event any litigation or other court action, arbitration or similar adjudicatory proceeding (a “Proceeding”) is commenced or threatened by any party hereto (the “Claiming Party”) to enforce its rights under this Agreement against any other party (the “Defending Party”), if the Defending Party is the prevailing party in such Proceeding, all fees, costs and expenses, including reasonable attorneys’ fees and court costs, incurred by the Defending Party in such Proceeding shall be reimbursed by the Claiming Party; provided that if the Defending Party prevails in part, and loses in part, in such Proceeding, the court, arbitrator or other adjudicator presiding over such Proceeding shall award a reimbursement of the fees, costs and expenses incurred by the Defending Party on an equitable basis. For purposes hereof, and without limitation, the Defending Party shall be deemed to have prevailed in any Proceeding described in the immediately preceding sentence if the Claiming Party commences or threatens any such Proceeding and (i) such underlying claim(s) are subsequently dropped or voluntarily dismissed, and/or (ii) the Defending Party defeats any such claim(s).

12.20 Post-Closing Attorney-Client Matters.

(a) The Seller’s Post-Acquisition Use of Law Firm. Each party to this Agreement acknowledges that (a) one or more of the Company, its Subsidiaries and the Seller have retained Law Firm to act as their counsel in connection with the Transaction as well as other past and ongoing matters, (b) Law Firm has not acted as counsel for any other Person in connection with the Transaction, and (c) no Person other than the Company, its Subsidiaries and the Seller has the status of a Law Firm client for conflict of interest or any other purpose as a result thereof. The Purchaser (1) waives and will not assert, and will cause each of its Subsidiaries (including, after Closing, the Company and its Subsidiaries) to waive and not assert, any conflict of interest relating to Law Firm’s representation after the Closing of the Seller or the Seller’s Affiliates in any matter arising involving the Transaction (including any litigation, arbitration, mediation, or other proceeding), and (2) consents to, and will cause after the Closing the Company and its Subsidiaries to consent to, any such representation of the Seller and the Seller’s Affiliates, even though in each case (x) the interests of the Seller and/or the Seller’s Affiliates may be directly adverse to the Purchaser, the Company, or any of their Subsidiaries, (y) Law Firm may have represented the Company or its Subsidiaries in a substantially related matter, or (z) Law Firm may be handling other ongoing matters for the Company or any of its Subsidiaries.

(b) The Purchaser’s Non-Access to the Company’s Legal Records re Acquisition Transaction. The Purchaser agrees that, after the Closing, neither the Company, the Purchaser, nor any of their Subsidiaries will have any right to access or control any of Law Firm’s records relating to or affecting the Transaction, which will be the property of (and be controlled by) the Seller. In addition, the Purchaser agrees that it would be impractical to remove all Attorney-Client Communication from the records (including e-mails and other electronic files) of the Company and its Subsidiaries. Accordingly, the Purchaser will not, and will cause each of its Subsidiaries (including, after Closing, the Company and its Subsidiaries) not to, use any Attorney-Client Communication remaining in the records of the Company or any of its Subsidiaries after Closing in a manner that breaches this Section 12.19.

(c) The Seller’s Retention of Attorney-Client Privilege with Respect to Sell- Side Acquisition Legal Representation. The Purchaser agrees, on its own behalf and on behalf of its Subsidiaries (including, after Closing, the Company and its Subsidiaries), that from and after Closing (a) the attorney-client privilege, solicitor-client privilege, all other evidentiary privileges, and the expectation of client confidence as to all Attorney-Client Communication belong to the Seller and will not pass to or be claimed by the Purchaser, the Company, or any of their Subsidiaries, and (b) the Seller will have the exclusive right to control, assert, or waive the attorney-client privilege, solicitor-client privilege, any other evidentiary privilege, and the expectation of client confidence with respect to such Attorney-Client Communication. Accordingly, the Purchaser will not, and will cause each of its Subsidiaries (including, after Closing, the Company and its Subsidiaries) not to, (x) assert any attorney-client privilege, solicitor- client privilege, other evidentiary privilege, or expectation of client confidence with respect to any Attorney-Client Communication, except in the event of a post-Closing dispute with a Person that is not the Seller or the Seller’s Affiliate; or (y) waive such protection in any dispute with a Person that is not the Seller or the Seller’s Affiliate. Furthermore, the Purchaser agrees, on its own behalf and on behalf of each of its Subsidiaries (including, after Closing, the Company and its Subsidiaries), that in the event of a dispute between the Seller or the Seller’s Affiliates, on the one hand, and the Company or any of its Subsidiaries, on the other hand, arising out of or relating to any matter in which Law Firm jointly represented both parties, neither the attorney-client privilege, solicitor-client privilege, the expectation of client confidence, nor any right to any other evidentiary privilege will protect from disclosure to the Seller or the Seller’s Affiliates any information or documents developed or shared during the course of Law Firm’s joint representation.

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IN WITNESS WHEREOF, the parties hereto have executed this Securities Purchase Agreement as of the day and year first above written.

COMPANY:	PURGE RITE INTERMEDIATE, LLC

	By:	/s/ Kevin Crook
	Name:	Kevin Crook
	Its:	President

PURCHASER:	VERTIV CORPORATION

	By:	/s/ David J. Fallon
	Name:	David J. Fallon
	Its:	President

SELLER:	PURGE RITE HOLDINGS, LLC

	By:	/s/ Kevin Crook
	Name:	Kevin Crook
	Its:	President